INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS SUBJECT TO COMPLETION PURSUANT TO RULE 424 UNDER THE SECURITIES ACT OF 1933. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                              SUBJECT TO COMPLETION
            PRELIMINARY PROSPECTUS SUPPLEMENT DATED NOVEMBER 6, 1995

PROSPECTUS SUPPLEMENT
---------------------
(TO PROSPECTUS DATED OCTOBER 18, 1995)

                   FRANCHISE FINANCE CORPORATION OF AMERICA

                  $100,000,000       % SENIOR NOTES DUE 2000
                  $100,000,000       % SENIOR NOTES DUE 2005

                                  ----------

   Franchise Finance Corporation of America (the "Company") is a fully integrated and self-administered real estate investment trust ("REIT") and believes it is the largest independent source of chain restaurant real estate financing in the United States. As of September 30, 1995, the Company had investments in 1,408 properties operated by approximately 380 restaurant operators in over 35 chains in 46 states. The Company provides financing principally through sale and leaseback transactions and participating mortgage loans to chain restaurant operators with experienced management in established restaurant chains. See "The Company" and "Business and Properties."

   The % Senior Notes due 2000 offered hereby are being issued by the Company in an aggregate principal amount equal to $100,000,000 (the "5-Year Notes") and the % Senior Notes due 2005 offered hereby are being issued by the Company in an aggregate principal amount of $100,000,000 (the "10-Year Notes," and together with the 5-Year Notes, the "Notes"). Interest on the Notes will be payable
semi-annually  in arrears on each            and         , commencing          ,
1996.  The 5-Year Notes will mature on             , 2000, and the 10-Year Notes
will  mature  on           ,  2005,  and the  Notes  may not be  redeemed  prior
to their respective maturities. See "Description of the Notes -- Interest and Maturity."

   Each series of Notes will be represented by a single, fully-registered Note in book-entry form (each, a "Global Security") registered in the name of a nominee of the Depository Trust Company ("DTC"). Beneficial interests in the Global Security will be shown on, and transfers thereof will be effected only through, records maintained by DTC (with respect to beneficial interests of participants) or by participants or persons that hold interests through participants (with respect to beneficial interests of beneficial owners). Owners of beneficial interests in a Global Security will be entitled to physical delivery of Notes in certificated form equal in principal amount to their respective beneficial interests only under the limited circumstances described under "Description of the Notes -- Book Entry System." Settlement for the Notes will be made in immediately available funds. The Notes will trade in DTC's Same-Day Funds Settlement System until their respective maturities or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will settle in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds. See "Description of the Notes -- Same-Day Settlement and Payment."
                                   ----------
    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS
             SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                   ----------
        THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON
           OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.






================================================================================
                                  Price to        Underwriting      Proceeds to
                                  Public(1)        Discount(2)     Company(1)(3)
--------------------------------------------------------------------------------
Per 2000 Note ...............           %                  %                %
--------------------------------------------------------------------------------
Total .......................   $100,000,000      $                $
--------------------------------------------------------------------------------
Per 2005 Note ...............           %                  %                %
--------------------------------------------------------------------------------
Total .......................   $100,000,000      $                $
================================================================================
(1) Plus accrued interest, if any, from November   , 1995.
(2) The Company has agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before  deducting  expenses  payable by the Company  estimated  at $200,000.
                                   ----------
   The Notes are offered by the Underwriter, subject to prior sale, when, as and if issued by the Company and delivered to and accepted by the Underwriter, subject to approval of certain legal matters by counsel for the Underwriter and certain other conditions. The Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made in New York, New York on or about November , 1995.
                                   ----------
                              MERRILL LYNCH & CO.
                                   ----------
           The date of this Prospectus Supplement is November , 1995.

                   FRANCHISE FINANCE CORPORATION OF AMERICA
             CHAIN RESTAURANT LOCATIONS AS OF SEPTEMBER 30, 1995

 #############################################################################

            MAP ILLUSTRATING GEOGRAPHIC DISTRIBUTION OF THE COMPANY'S
                    CHAIN RESTAURANT REAL ESTATE INVESTMENTS.

 #############################################################################


   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE NOTES AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.
                                  ----------
   THE PROSPECTUS THAT ACCOMPANIES THIS PROSPECTUS SUPPLEMENT CONTAINS IMPORTANT INFORMATION REGARDING THIS OFFERING, AND PROSPECTIVE INVESTORS ARE URGED TO READ BOTH THE PROSPECTUS AND THIS PROSPECTUS SUPPLEMENT IN FULL TO OBTAIN MATERIAL INFORMATION CONCERNING THE NOTES.
                                   ----------

                        PROSPECTUS SUPPLEMENT SUMMARY

   The following summary is qualified in its entirety by the more detailed information included elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated in the accompanying Prospectus by reference. Unless the context indicates otherwise, references to the "Company" in this Prospectus Supplement shall be deemed to mean Franchise Finance Corporation of America and its subsidiaries.

                                 THE COMPANY

   Franchise Finance Corporation of America (the "Company") believes it is the largest independent source of chain restaurant real estate financing in the United States. The Company, together with its predecessors, has been engaged in the financing of chain restaurant real estate since 1980. As of September 30, 1995, the Company had investments in 1,408 properties operated by approximately 380 restaurant operators in over 35 chains in 46 states. The Company provides financing principally through sale and leaseback transactions and mortgage loans ("Participating Mortgage Loans"), both of which generally provide for payment escalations based upon specified contractual increases or participations in the gross sales of the restaurant. The Company provides financing to chain restaurant operators with experienced management in established restaurant
chains.  The  properties  are  generally   operated  by  multi-unit   restaurant
operators.

   The Company is a fully integrated and self-administered real estate investment trust ("REIT"). The common stock of the Company is traded on the New York Stock Exchange ("NYSE") under the symbol "FFA" and, as of November 3, 1995, the Company had an equity market capitalization of approximately $875 million.

                              BUSINESS STRATEGY

   The Company's principal business objective is to increase cash flow (i) through continued investment activity, (ii) by controlling expenses through greater economies of scale, (iii) by increasing rental and mortgage revenues through payment escalations based upon gross sales of restaurants, inflation or specified payment increases and (iv) by increasing its use of internally generated cash flow for investments. Management seeks to achieve growth in cash flow, while maintaining low portfolio investment risk, through diligent adherence to its tested underwriting criteria, investment diversification and a conservative capital structure.

   The Company intends to provide capital to large, multi-unit chain restaurant operating companies through sale and leaseback transactions and Participating Mortgage Loans. Chain restaurant properties financed by the Company are anticipated to be primarily existing restaurant locations which are either being refinanced or financed in connection with acquisitions by restaurant operating companies. The Company also anticipates financing new chain restaurant locations, primarily for expansion by multi-unit operators in existing markets or in markets adjacent to those markets in which the restaurant chain brand is established and recognized. In addition, the Company will finance existing chain restaurant properties in which it assumes existing long-term lease arrangements with operators.

   The Company structures its investments to enhance the stability of its cash flows. The Company's sale and leaseback transactions provide that lessees are responsible for the payment of all operating expenses, including property taxes, maintenance and insurance expenses. Both lease and mortgage financing provided by the Company generally are for twenty year terms. The Company is generally not required to make significant capital expenditures in connection with any property it finances. The Company targets a rate of return for leases and mortgages which typically ranges between 400 and 500 basis points over the current interest rate for ten-year United States Treasury Bonds, with escalations over time. The Company seeks to enter into financings on which the returns exceed the Company's cost of capital.

   The Company also monitors and administers its investments to enhance the stability of its cash flows. The Company's eight departments include Asset
Management, Property Management and Legal Services which together serve to monitor all aspects of portfolio performance. The Company's properties are regularly inspected by an in-house staff to monitor asset condition. Financial data is regularly collected on the restaurant locations financed to determine their profitability. Asset Management staff monitor payment receipts, as well as property tax and insurance compliance. Lease and mortgage payments are generally collected by electronic account debits on the first day of each month. Underperforming leases and loans are administered by property management and legal services personnel who also oversee the in-house administration of property dispositions and tenant substitutions. The Company has an established track record of identifying and resolving any underperforming assets, with an average time to relet or sell an underperforming property of approximately six months. As of November 1, 1995, the Company had 21 vacant properties, or approximately 1.5% of all properties of the Company.

                            COMPETITIVE ADVANTAGES

   The financing of chain restaurant real estate for large restaurant operating companies is both competitive and fragmented. The Company, together with its predecessors, has established itself as a leader in chain restaurant real estate investments since 1980. The Company has instituted a "Preferred Client Program" designed to offer forward financing commitments and a streamlined financing process for leading chain  restaurant  operators.  The Preferred  Client Program emphasizes the building of long-term business relationships instead of the historic industry practice of financing real estate on an inefficient transaction-by-transaction basis. The Company believes it offers superior client service resulting from continuity of its management and industry specialization and knowledge. The Company has invested in the development of research and a specialized information system with a database of detailed information on over 100,000 chain restaurant locations which enhances its ability to identify, evaluate and structure potential investments. In addition, the large capitalization of the Company and the diversification of its portfolio permit it to make both large and small investments to a variety of operators and to obtain capital from numerous sources at competitive rates.

                                 THE INDUSTRY

   The food service industry employs more people than any other retail industry in the United States. According to industry publications, total food service industry sales during 1994 were approximately $277 billion. In 1994 there were more than 170,000 chain restaurant locations in the United States. During 1993 and 1994 the largest seventy chains as targeted by management for potential Company investment had unit increases of approximately 6.8% and 5.8%, respectively. Industry sources estimated that during 1994 the fast food segment of the food service industry had revenues of approximately $87 billion. Approximately 92% of the restaurant properties financed by the Company are fast food restaurants, in chains such as Arby's, Burger King, Hardee's, Jack In The Box, Kentucky Fried Chicken, Pizza Hut, Taco Bell and Wendy's. Most of the remaining properties in the Company's portfolio are part of midscale and casual dining restaurant chains, such as Applebee's and Denny's.

   The Company believes that the food service industry is maturing, as evidenced by the consolidation of chain restaurant real estate ownership and restaurant operating companies. The Company believes that this consolidation results in larger operators having greater financial strength, thereby reducing the risk of investment in chain restaurant real estate.

                                 THE OFFERING

   Capitalized terms used herein and not defined herein shall have the meanings provided in "Description of the Notes." For a more complete description of the terms of the Notes, see "Description of the Notes."

Securities Offered..........   $100,000,000 aggregate principal amount of Senior
                               Notes  due  2000   (the   "5-Year   Notes")   and
                               $100,000,000 aggregate principal amount of Senior
                               Notes due 2005 (the "10-Year Notes," and together
                               with   the    5-Year    Notes,    the    "Notes")
                               (collectively, the "Offering").

Maturity....................   The 5-Year  Notes will mature on          , 2000,
                               and the 10-Year Notes will mature on      , 2005.

No Optional Redemption......   The Notes are not subject to redemption  prior to
                               maturity.

Interest....................   The  5-Year  Notes will bear  interest  at a rate
                               equal to         ,  and  the  10-Year  Notes will
                               bear interest at a rate equal to   .

Interest Payment Dates......   Semi-annually on               and              ,
                               commencing              , 1996.

Ranking.....................   The  Notes  will  be  direct,   senior  unsecured
                               obligations  of the Company and will rank equally
                               with all other senior  unsecured  indebtedness of
                               the  Company.   The  Notes  will  be  effectively
                               subordinated   to  mortgage  and  other   secured
                               indebtedness  of the Company and to  indebtedness
                               and   other    liabilities   of   the   Company's
                               Subsidiaries; on a pro forma basis assuming application of the net proceeds of the Offering as described in "Use of Proceeds" below, such indebtedness would have aggregated $45.3 million as of September 30, 1995 and the Company's and its Subsidiaries' total debt would have been approximately $245.3 million. See "Description of the Notes."

Use of Proceeds.............   The net proceeds to the Company from the Offering
                               will be used to reduce amounts outstanding under the Company's revolving acquisition loan facility
                               (the "Loan Facility").

Limitation on
Incurrence of Total Debt....   The  Company  will not,  and will not  permit any
                               Subsidiary  to,  incur  any Debt if,  immediately
                               after  giving  effect to the  incurrence  of such
                               additional   Debt  and  the  application  of  the
                               proceeds thereof, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (i) the Company's Total Assets as of the end of the calendar quarter prior to the incurrence of such additional Debt and (ii) the increase in Total
                               Assets from the end of such quarter including, without limitation, any increase in Total Assets caused by the incurrence of such additional Debt.

Limitation on
Incurrence of Secured Debt..   In addition to the  foregoing  limitation  on the
                               incurrence  of Debt,  the Company  will not,  and
                               will not permit any Subsidiary to, incur any Debt
                               secured by any mortgage,  lien,  charge,  pledge,
                               encumbrance  or security  interest of any kind on
                               any of its  properties,  and will  not  otherwise
                               grant  or  convey  any  such  mortgage,   charge,
                               pledge,  encumbrance or security  interest of any
                               kind, if immediately after giving effect thereto,
                               the aggregate principal amount of all outstanding
                               Debt of the  Company  and its  Subsidiaries  on a
                               consolidated  basis determined in accordance with
                               generally accepted accounting principles which is
                               secured   by  any   mortgage,   charge,   pledge,
                               encumbrance or security interest of any kind on property of the Company or any Subsidiary is greater than 40% of the sum of (i) the Company's
                               Total Assets as of the end of the calendar quarter prior to the incurrence of such Debt, and
                               (ii) any increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets caused by the incurrence of such additional Debt.

Debt Service Coverage.......   In addition to the foregoing  limitations  on the
                               incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service to Annual Service Charge for the four consecutive calendar quarters most recently ended prior to the date on which such additional
                               Debt is to be incurred is less than 1.5 to 1.0 on a pro forma basis giving effect to the incurrence of such Debt and the application of the proceeds therefrom.

Maintenance of
Total Unencumbered Assets...   The  Company  will  maintain  at all times  Total
                               Unencumbered Assets of not less than 150% of the aggregate outstanding principal amount of all outstanding unsecured Debt of the Company and its Subsidiaries.

                        SUMMARY FINANCIAL INFORMATION

   The following table sets forth summary financial information for the Company and its wholly owned subsidiaries on a historical and pro forma basis. Prior to June 1, 1994, the historical financial information includes the accounts of the eleven public real estate partnerships and Franchise Finance Corporation of America I ("FFCA I") (collectively, the "Predecessor Entities") that were consolidated by merger (the "Consolidation") into the Company on June 1, 1994. The Consolidation was accounted for as a reorganization of affiliated entities under common control in a manner similar to a pooling of interests. Financial information for periods prior to June 1, 1994 has been restated on a combined basis to provide comparative information.

   Also set forth below is summary unaudited pro forma financial information for the Company as of and for the nine months ended September 30, 1995 and for the year ended December 31, 1994. The pro forma operating and other information has been prepared to reflect the transactions and related adjustments described below and in the footnotes to the table as if such transactions had occurred on January 1 of the period presented. The pro forma balance sheet information as of September 30, 1995 has been prepared assuming that such transactions occurred on September 30, 1995. The pro forma information is based on the historical financial information of the Company and should be read in conjunction with the Company's historical financial statements and notes thereto incorporated by reference into the accompanying Prospectus.

   The Company intends to use the net proceeds of the Offering to refinance the debt accumulated (as portfolio properties were acquired or financed) on its current Loan Facility. In order to reflect the impact of replacing $200 million in variable rate debt with the fixed rate Notes, the pro forma operating and other information assumes that the following transactions occurred on January 1 of the period presented: (a) $200 million aggregate principal amount of Notes were issued and (b) $200 million of portfolio properties were acquired or financed through debt financing. Since the Consolidation, the Company has actually acquired or financed over $200 million in portfolio properties. These properties were acquired or financed throughout the period since the Consolidation, whereas the pro forma financial information assumes that they were all financed on January 1 of the period presented; therefore, the pro forma adjustments reflect additional portfolio revenues and expenses, including additional interest expense, as if the properties acquired had been financed since January 1 of the period presented. In the opinion of management, all adjustments necessary to reflect the effects of the transactions have been made.

   THE PRO FORMA FINANCIAL INFORMATION IS UNAUDITED AND IS NOT NECESSARILY INDICATIVE OF THE RESULTS WHICH ACTUALLY WOULD HAVE OCCURRED HAD THE TRANSACTIONS BEEN CONSUMMATED IN THE PERIODS PRESENTED, NOR DOES IT PURPORT TO REPRESENT THE COMPANY'S FINANCIAL POSITION OR RESULTS OF OPERATIONS FOR FUTURE PERIODS.

                                                 NINE MONTHS ENDED SEPTEMBER 30,
                                            ------------------------------------------
                                                        1995               1994(1)
                                            -------------------------- ---------------
                                               PRO FORMA    HISTORICAL   HISTORICAL
                                          --------------------------------------------
                                          (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Operating Information:
Revenues-
Rentals ..................................    $69,462(2)    $64,055     $61,335
Mortgage loan interest ...................     13,412(2)      8,981       3,651
Other ....................................      1,506         1,573       3,139
Gain on sale of property .................      1,851         1,851       2,187
                                              -------       -------     -------
Total Revenues ...........................     86,231        76,460      70,312
                                              -------       -------     -------
Expenses-
Depreciation and amortization ............     16,598(2)     15,795      17,303
Operating, general and administrative ....      8,004         8,004       8,301
Property taxes and insurance(4) ..........      1,292         1,292       1,149
Repairs and maintenance(4) ...............         60            60         190
Other property costs(4) ..................        473           473         638
Interest .................................     14,950(5)     10,547       1,640
                                              -------       -------     -------
Total Expenses ...........................     41,377        36,171      29,221
                                              -------       -------     -------
Income before REIT transaction related
  costs ..................................     44,854        40,289      41,091
REIT transaction related costs ...........       --            --       (28,136)
                                              -------       -------     -------
Net Income ...............................    $44,854       $40,289     $12,955
                                              =======       =======     =======
Net Income per share(6) ..................    $  1.11       $  1.00     $  0.32
                                              =======       =======     =======

                                                        SEPTEMBER 30,
                                            ------------------------------------
                                                       1995             1994(1)
                                            ------------------------ -----------
                                             PRO FORMA   HISTORICAL   HISTORICAL
                                            ----------- ------------ -----------
                                                    (DOLLARS IN THOUSANDS)
Balance Sheet Information:
Real estate before accumulated depreciation    $763,501    $763,501     $676,746
Mortgage loans receivable ..................    160,499     160,499       67,025
Total assets ...............................    775,750     775,750      603,522
Total debt .................................    243,500     243,500       53,500
Total shareholders' equity .................   $500,058    $500,058     $537,383

                                                           NINE MONTHS ENDED SEPTEMBER 30,
                                                       -------------------------------------
                                                                  1995             1994(1)
                                                       ------------------------ ------------
                                                        PRO FORMA   HISTORICAL   HISTORICAL
                                                       ----------- ------------ ------------
                                                          (DOLLARS IN THOUSANDS EXCEPT PER
                                                                     SHARE DATA)
Other Information:
Funds from operations(7) ..............................   $60,528     $56,130      $56,616
Funds from operations per share(6)(7) .................   $  1.50     $  1.39      $  1.41
Cash dividends declared per common share(6)(8)  .......   $  1.35     $  1.35      $  1.37
Number of properties owned or financed (end of period).     1,408       1,408        1,165
Ratio of earnings to fixed charges(9) .................      4.00        4.82        26.06
Ratio of earnings to debt service(10) .................      4.20        5.66        34.35
Ratio of funds from operations to fixed charges(9)  ...      5.05        6.32        35.52
Ratio of funds from operations to debt service(10)  ...      5.32        7.49        46.95

                                                           YEAR ENDED DECEMBER 31,
                                              ------------------------------------------------
                                                PRO FORMA              HISTORICAL(1)
                                              ------------- ----------------------------------
                                                   1994          1994       1993       1992
                                              ------------- ------------ ----------- ---------
                                                (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Operating Information:
Revenues-
  Rentals ....................................   $ 93,723(2)     $81,760    $83,095    $85,348
  Mortgage loan interest .....................     18,020(2)       5,596      4,889      5,250
  Other ......................................      2,553(3)       3,706      5,805      4,974
  Gain on sale of property ...................      4,384          4,384        378        732
                                                 --------        -------    -------    -------
      Total Revenues .........................    118,680         95,446     94,167     96,304
                                                 --------        -------    -------    -------
Expenses-
  Depreciation and amortization ..............     24,557(2)     22,810     22,704     25,036
  Operating, general and administrative ......      8,536(3)     11,195     13,111     13,875
  Property taxes and insurance(4) ............      1,296         1,296      1,913      1,373
  Repairs and maintenance(4) .................        218           218        169         88
  Other property costs(4) ....................        796           796        768        755
  Interest ...................................     16,369(5)      3,428      1,257      1,401
  Provision for valuation adjustments ........      1,600         1,600        534      3,590
                                                 --------       -------    -------    -------
      Total Expenses .........................     53,372        41,343     40,456     46,118
                                                 --------       -------    -------    -------
  Income before REIT transaction related costs     65,308        54,103     53,711     50,186
  REIT transaction related costs .............     28,198        28,198       --         --
                                                 --------       -------    -------    -------
  Net Income ................................    $ 37,110       $25,905    $53,711    $50,186
                                                 ========       =======    =======    =======
  Net Income per share(6) ...................    $   0.92       $  0.64    $  1.33    $  1.25
                                                 ========       =======    =======    =======

                                                               DECEMBER 31,
                                                    --------------------------------
                                                             HISTORICAL(1)
                                                    --------------------------------
                                                       1994       1993       1992
                                                    ---------- ---------- ----------
                                                       (DOLLARS IN THOUSANDS)
Balance Sheet Information:
  Real estate before accumulated depreciation....   $681,126    $661,576    $685,338
  Mortgage loans receivable .....................     65,980      38,091      42,038
  Total assets ..................................    612,228     619,443     643,113
  Total debt ....................................     67,500      10,942      12,540
  Total shareholders' equity ....................   $514,107    $576,775    $598,264

                                                             YEAR ENDED DECEMBER 31,
                                                  -----------------------------------------
                                                   PRO FORMA             HISTORICAL(1)
                                                  ----------- -----------------------------
                                                     1994        1994        1993       1992
                                                  -----------  ---------   ---------  --------
                                                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
Other Information:
  Funds from operations(7) ......................   $87,421    $75,068      $76,571   $78,080
  Funds from operations per share(7)(6)  ........   $  2.17    $  1.86      $  1.90   $  1.94
  Cash dividends declared per common share(6)(8)    $  1.80    $  1.82      $  1.86   $  1.94
  Number of properties owned or financed (end of
     period) ..................................       1,350(2)   1,176        1,085     1,112
  Ratio of earnings to fixed charges(9) ..........     4.99      16.78        43.73     36.82
  Ratio of earnings to debt service(10) ..........     5.07      22.74        43.73     36.82
  Ratio of funds from operations to fixed
     charges(9) ................................       6.34      22.90        61.92     56.73
  Ratio of funds from operations to debt
     service(10) ...............................       6.45      31.16        61.92     56.73

                                       S-8

----------
(1) The Consolidation occurred on June 1, 1994. Operating data for 1994 includes the operations of the Predecessor Entities combined from January 1, 1994 through May 31, 1994 and those of the Company from June 1, 1994 to December 31, 1994. The historical information for years prior to 1994 is, in effect, a restatement of the historical operating results of the Predecessor Entities as if they had been consolidated as of January 1, 1992, however, it does not necessarily present operating results as they would have been had the Company operated as a REIT for all years presented.
(2) During the period January 1, 1994 through September 30, 1995, the Company actually acquired or financed chain restaurant real estate in the amount of approximately $275 million. These property acquisitions were funded through $40 million in available cash and draws totaling $235 million on the Company's Loan Facility. The actual weighted average acquisitions amounted to $25 million for the year ended December 31, 1994 and $164 million for the nine months ended September 30, 1995. The pro forma financial information for the nine months ended September 30, 1995 and the year ended December 31, 1994 has been prepared assuming that, in addition to $40 million in acquisitions funded through available cash (and $35 million in acquisitions funded through the Loan Facility in 1995), $200 million of properties were funded through issuance of the Notes and were generating rental revenue or mortgage interest income since January 1 of the period presented. The pro forma financial information has been adjusted to reflect an additional $9.8 million in revenues and $.8 million in depreciation expense related to these properties for the nine months ended September 30, 1995 and an additional $24.4 million in revenues and $1.7 million in depreciation expense for the year ended December 31, 1994.
(3) The Consolidation occurred on June 1, 1994. The Consolidation was accounted for as a reorganization of affiliated entities under common control in a manner similar to a pooling of interests. The pro forma financial information for the year ended December 31, 1994 has been adjusted to reflect the net reduction in certain partnership management revenues, salaries, incentive compensation and professional fees, which occurred as a result of the Consolidation, as if those changes had occurred on January 1, 1994. These adjustments represent a net decrease in other revenue in the amount of $1.2 million and a net decrease in operating, general and administrative expense in the amount of $2.7 million for the year ended December 31, 1994.
(4) The Company's sale and leaseback transactions generally provide that lessees are responsible for the payment of all property operating expenses, including property taxes, maintenance and insurance expenses. The Company is generally not required to make significant capital expenditures in connection with any property it finances. The amounts shown relate to certain vacant properties in the Company's possession prior to re-occupancy.
(5) The Company intends to use the proceeds of the Offering to repay $200 million of the amount outstanding under its variable rate Loan Facility. Actual debt outstanding on the Loan Facility totaled $235 million as of September 30, 1995. The pro forma financial information has been prepared assuming that this refinancing took place and that the Notes were outstanding for the entire nine-month period ended September 30, 1995 and the entire year ended December 31, 1994. Accordingly, the pro forma financial information has been adjusted to reflect (a) an increase in interest expense because $200 million in debt is assumed to be outstanding for the entire period (actual weighted average debt outstanding during the nine months ended September 30, 1995 was approximately $99 million and actual weighted average debt outstanding for 1994 was $17 million) and (b) a decrease in interest expense due to an assumed lower interest rate and related amortization of debt issuance costs on the fixed-rate Notes as compared to the Loan Facility. These pro forma adjustments represent a net increase in interest expense of $4.4 million for the nine months ended September 30, 1995 and a net increase in interest expense of $12.9 million for the year ended December 31, 1994.
(6) Per share information is calculated based on 40,250,719 shares of the Company's common stock outstanding. Exercise of stock options outstanding at September 30, 1995 would not have a material dilutive effect on per share information. For periods prior to the Consolidation, per share information was calculated as if 40,250,719 shares were outstanding during those periods.

 (7) Industry analysts generally consider funds from operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), to be an appropriate measure of the performance of REIT. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles and should not be considered as an alternative to net income as an indication of the Company's performance or to cash flow as a measure of liquidity. Funds from operations is defined by NAREIT to mean net income (loss) determined in accordance with generally accepted accounting principles, excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustment for unconsolidated partnerships and joint ventures. In March 1995, NAREIT modified the definition of funds from operations ("FFO") to, among other things, eliminate amortization of deferred financing costs and depreciation of non-real estate assets as items added back to net income when computing FFO. The modified definition of FFO will become effective as of January 1, 1996. Under the modified definition, FFO for the periods presented in the above table would have been as follows: September 30, 1995 pro forma $56,181; September 30, 1995 historical $50,813; September 30, 1994 historical $50,532; December 31, 1994 pro forma $79,845; December 31, 1994 historical $66,893; December 31, 1993 historical $69,417; December 31, 1992 historical $68,798.
 (8) Cash dividends declared per common share for periods prior to the Consolidation are based upon distributions of cash to investors in the eleven public limited partnerships and to stockholders of the management company, which comprise the Predecessor Entities. The per share amounts were calculated as if 40,250,719 shares of the Company's common stock were outstanding during those periods and, therefore, do not necessarily represent the dividends that would have been declared had the Company operated as a REIT for all periods presented.
 (9) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (including gain or loss on the sale of property) before REIT transaction related costs plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized, if any) and the amortization of debt issuance costs. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are the same as the ratios presented.
(10) The ratios of earnings to debt service were computed by dividing earnings by debt service. For this purpose, debt service consists of interest and recurring principal amortizations (if any) and excludes amortization of debt issuance costs and discount related to indebtedness (if any).

                                 THE COMPANY

   The Company believes it is the largest independent source of chain restaurant real estate financing in the United States. The Company, together with its predecessors, has been engaged in the financing of chain restaurant real estate since 1980. As of September 30, 1995, the Company had investments in 1,408 properties operated by approximately 380 restaurant operators in over 35 chains located in 46 states. The Company provides financing principally through sale and leaseback transactions and Participating Mortgage Loans to chain restaurant operators with experienced management in established restaurant chains. The properties are generally operated by multi-unit restaurant operators.

   Since 1980, members of the Company's management group have gained extensive experience in the development and refinement of systems of operation, management and research which have enhanced the Company's ability to identify, evaluate and structure new investments. The Company's experience in the chain restaurant real estate industry results in efficient, in-house performance of virtually every aspect of real estate acquisition and management and is reflected in the Company's eight departments, which include Real Estate Acquisitions, Asset Management, Property Management, Research and Underwriting, Accounting, Legal Services, Information Systems and Investor Relations.

   The Company's primary investment strategy is to finance chain restaurant properties which are operated by multi-unit restaurant operators with experienced management in established restaurant chains. The Company's sale and leaseback transactions provide that lessees are responsible for the payment of all operating expenses, including property taxes, maintenance and insurance expenses. The financing documents of the Company generally provide for payment escalations based upon specified contractual increases or participation in the gross sales of the restaurant. Properties financed by the Company are generally operated by multi-unit restaurant operators which include both chain restaurant franchisors and franchisees. National and regional restaurant chains represented in the Company's portfolio include, among others, Arby's, Applebee's, Burger King, Denny's, Hardee's, Jack In The Box, Kentucky Fried Chicken, Pizza Hut, Taco Bell and Wendy's.

   The Company commenced operations as a REIT on June 1, 1994, with a portfolio of investments in 1,080 chain restaurant properties in 44 states. Between June 1, 1994 and September 30, 1995, the Company made new investments in 372 chain restaurant properties and sold 44 properties, resulting in net new investments in 328 properties. As of September 30, 1995, the Company had investments in 1,408 properties in 46 states, with pending closings and outstanding forward commitments for new property investments of approximately $200 million in approximately 200 properties with over 25 chain restaurant operating companies. There can be no assurance, however, that the outstanding forward commitments will result in property financings.

   Of the 372 chain restaurant properties which were financed by the Company between June 1, 1994 and September 30, 1995, 324 were existing restaurants with, in most cases, established operations of more than one year. The remainder of the properties were newly constructed and generally represent operator expansion within an existing or adjacent market. The chain restaurant operators which have obtained financing from the Company since June 1, 1994, are, generally, companies operating from 5 to 300 restaurant locations, with the median operator having approximately 34 restaurants. The acquisitions and financings completed since June 1, 1994 reflect the strategy of the Company to provide capital to the nation's larger multi-unit restaurant operating companies.

   The common stock of the Company began trading on the NYSE under the symbol "FFA" on June 29, 1994 and, as of September 30, 1995 there were 40,250,719 shares outstanding. As of November 3, 1995, the Company's equity market capitalization was approximately $875 million and the Company had approximately 90 employees. The corporate offices of the Company are located at 17207 North Perimeter Drive, Scottsdale, Arizona 85255-5402 and its telephone number is 602-585-4500.

                               USE OF PROCEEDS

   The net proceeds from the Offering, estimated to be approximately $ million, will be used to reduce amounts outstanding under the Company's Loan Facility. As of November 3, 1995, the amount outstanding under the Loan Facility was approximately $235 million. The Loan Facility presently bears interest at a rate of approximately 7.6% and expires in July 1996.

                                CAPITALIZATION

   The following table sets forth the capitalization of the Company as of September 30, 1995 and the capitalization of the Company as of September 30, 1995, as adjusted to give effect to the issuance and sale of the Notes offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds." This information should be read in conjunction with the summary financial information presented elsewhere in this Prospectus Supplement and the Company's consolidated financial statements and the notes thereto incorporated by reference into the accompanying Prospectus.

                                                                           SEPTEMBER 30, 1995
                                                                    ---------------------------------
                                                                     HISTORICAL          AS ADJUSTED
                                                                    ------------        -------------
                                                                    (IN THOUSANDS, EXCEPT SHARE DATA)
Notes ............................................................    $  --               $200,000
Loan Facility ....................................................     235,000              35,000(1)
Mortgage Payable to Affiliate(2) .................................       8,500               8,500
                                                                      --------            --------
      Total Debt .................................................     243,500             243,500
                                                                      --------            --------
Shareholders' Equity:
  Common  stock,  par value $.01 per share (the "Common
    Stock"),  authorized  200 million shares, 40,250,719 shares
    issued and outstanding .......................................         403                 403
Capital in excess of par value ...................................     546,626             546,626
Distributions in excess of net income ............................     (46,971)            (46,971)
                                                                      --------            --------
      Total Shareholders' Equity .................................     500,058             500,058
                                                                      --------            --------
      Total Capitalization .......................................    $743,558            $743,558
                                                                      ========            ========

----------
(1) The debt of the Company has been adjusted to reflect the use of the proceeds from the Offering to refinance a portion of the Company's Loan Facility.

(2) Prior to the Consolidation, an affiliate provided financing for the Company's corporate headquarters. The loan provides for payments of interest only, at a rate of 10% per year, until May 2000, at which time the entire principal amount is due. The loan also provides for payment of additional interest upon maturity based upon the increase, if any, in the value of the corporate headquarters premises. The loan is secured by the corporate headquarters premises and the guaranty of an affiliate.

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following  discussion and analysis of financial  condition and results of
operations   should  be  read  in  conjunction   with  the  "Summary   Financial
Information" appearing elsewhere in this Prospectus Supplement.

LIQUIDITY AND CAPITAL RESOURCES

   At September 30, 1995, the Company had investments in 1,408 chain restaurant real estate properties in 46 states, representing an investment portfolio of $748 million (net of accumulated depreciation), as compared to $578 million at December 31, 1994. Rental and Participating Mortgage Loan interest revenue generated by this portfolio of properties has, and will continue to, comprise the majority of the cash generated from operations. Cash generated by the portfolio is held in temporary investment securities pending distribution to the shareholders in the form of quarterly dividends. This cash also may be used on an interim basis to fund portfolio acquisitions. Currently, the Company's primary source of funding for acquisitions is the Loan Facility. On November 3, 1995, the Company amended its Loan Facility to, among other things, reduce the maximum amount available thereunder from $400 million to $300 million. The Company expects its short-term liquidity needs for the acquisition of properties to be met through the Loan Facility and similar short-term revolving loan facilities. The Company anticipates meeting its long- term capital needs through the issuance of debt or additional equity securities of the Company. The Company filed a registration statement with the Securities and Exchange Commission, which was declared effective on October 18, 1995, to offer from time to time, in one or more series, its debt securities, shares of its preferred stock or shares of its common stock, with an aggregate public offering price of up to $500 million on terms to be determined at the time of offering. The Notes are being issued pursuant to such registration statement. The proceeds from the sale of the Notes will be used to reduce amounts outstanding under the Loan Facility. The Loan Facility permits the Company to reborrow amounts repaid thereunder.

   During the quarter ended September 30, 1995, the Company acquired or financed 80 restaurant properties totaling approximately $53 million. Acquisitions during the quarter represented primarily sale and leaseback transactions with leading chain restaurant operators. These acquisitions were funded by $51 million of debt drawn on the Loan Facility and by cash generated from operations.
Acquisitions   for  the  first  nine  months  of  1995  totaled  $196   million,
representing   246  restaurant   properties,   and  were  split  evenly  between
Participating Mortgage Loans and lease financings. The Company sold 14 properties and related equipment in the first nine months of 1995, four of which were sold during the quarter ended September 30, 1995. All but four of the properties sold in 1995 were sold through the lessees' exercise of their purchase options on the properties. Proceeds totaling $8.4 million from these sales also were used to partially fund the new acquisitions.

   At September 30, 1995, the Company had cash and cash equivalents totaling $5.6 million and had $165 million available on its Loan Facility. The Company's anticipated property acquisitions include commitments, totaling approximately $200 million, made to restaurant operators to acquire or finance (subject to the Company's customary underwriting procedures) approximately 200 restaurant properties generally over the next twelve months. The Company anticipates funding these specific commitments, and other acquisitions of restaurant properties, through amounts available under its Loan Facility and through the issuance of debt or additional equity securities of the Company. Interest expense for the remainder of 1995 will be impacted by higher debt levels and by changes in the monthly interest rate caused by fluctuations in LIBOR.

   The Company declared a dividend for the quarter ended September 30, 1995 of $0.45 per share, or $1.80 per share on an annualized basis, to shareholders of record on November 10, 1995, payable on November 20, 1995. Management of the Company believes that cash generated from operations will be sufficient to meet operating requirements and provide the level of shareholder dividends required to maintain its status as a REIT.

RESULTS OF OPERATIONS

   COMPARISON OF RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1995 TO 1994. The Company recorded net income per share of $0.34 for the quarter ended September 30, 1995 and $1.00 for the nine months ended September 30, 1995 as compared to net income per share of $0.30 for the quarter ended September 30, 1994 and net income per share of $.32 for the nine months ended September 30, 1994. The 1994 results of operations were impacted by the REIT transaction-related costs incurred in the June 1, 1994 Consolidation. Income before the effect of the REIT transaction-related costs was $.32 for the quarter ended September 30, 1994 and $1.02 for the nine months ended September 30, 1994.

   Total revenues for the quarter rose to $27.2 million from $22.8 million for the comparable quarter of the prior year. This increase resulted from a net increase in portfolio revenue (rental revenues and mortgage loan interest income) of $4.2 million and an increase in gain on the sale of property of $253,000. This increase was somewhat offset by a decrease in investment income of $155,000.

   Portfolio acquisitions were the primary source of revenue increases, despite the sale of 24 properties in the past twelve months. Since the Consolidation on June 1, 1994, the implementation of an aggressive acquisition plan yielded $278 million in portfolio additions through September 30, 1995. These new properties generated approximately $6.6 million in revenue for the quarter and $13.4 million in revenue for the nine months ended September 30, 1995. The portfolio acquisitions in the third quarter of 1995, totaling approximately $53 million, are represented by $17 million in Participating Mortgage Loans and $36 million in property subject to operating leases. Since these acquisitions occurred mid- to late-quarter, the weighted average balance of acquisitions for the quarter amounted to approximately $9.3 million; therefore, their impact on rental revenue and mortgage interest income will not be fully reflected until next quarter.

   Rental revenues include both rental payments received from lessees and rent guaranty insurance payments. Rental revenues collected under the rent guaranty insurance policies for the third quarter of 1995 decreased to $812,000 from $1.5 million in the third quarter of 1994 primarily due to expiring rent insurance policies. Rent guaranty insurance policies covering the Company's properties will continue to expire at various dates, with the majority of the policies expiring by 1998.

   The restaurant leases generally provide that lessees make lease payments equal to the greater of a fixed base rate or a percentage of the gross sales of the restaurants (percentage rentals). Percentage rentals approximated $858,000 for the three months ended September 30, 1995 and $3.0 million for the nine months then ended, as compared to $1.2 million for the three months ended September 30, 1994 and $3.1 million for the nine months then ended. Due to the contingent nature of these rentals, the timing of revenue recognition may vary between quarters; therefore, they are more meaningful when compared on an annual basis. Percentage rentals for 1994 are higher than comparable rentals for 1995 because the Company's increased monitoring and collection efforts during 1994 resulted in the collection of percentage rentals of over $200,000 which related to years prior to 1994.

   The Company recorded a net gain of $637,000 on the sale of restaurant properties during the quarter, as compared to a net gain of $384,000 on the sale of properties during the quarter ended September 30, 1994. During the quarter, the Company refinanced nine properties for a single lessee by providing mortgage financing amounting to $8.5 million for the lessee's exercise of its purchase option on the leased property. In this transaction, the Company received approximately $580,000 in cash and financed the balance of the sales price at a lower rate, but at a higher investment amount than the original investment, resulting in cash flow to the Company that remains relatively unchanged. Results of operations in future quarters may be largely impacted by gains or losses on the sale of properties, however, the Company anticipates that the sale of properties, if any, will occur primarily through the exercise of purchase options and does not expect losses on such sales.

   The remaining revenues in 1995 and 1994 are primarily attributable to interest earned on temporary investments and fees charged to affiliates for administrative services performed. The decrease in such revenues from 1994 was due primarily to a decrease in the average balance of cash available for investment.

   Expenses for the quarter totaled $13.5 million as compared to $10.1 million in the third quarter of the prior year. The major component of this increase is interest expense, which increased to $4.7 million from $954,000 due to the debt incurred to acquire portfolio properties. Partly offsetting this increase, is a decrease in depreciation and amortization expense of $421,000 related to the expiration of prepaid rental insurance policies, the sale of properties and the sale of restaurant equipment (the lease terms of which had expired) in the past twelve months. In addition, a majority of the portfolio acquisitions made since September 30, 1994 represent nondepreciable assets such as land and mortgage loans receivable. Operating, general and administrative expenses for the quarter remained relatively unchanged from the comparable quarter in 1994.

   COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1994 TO 1993. The Company recorded earnings per share, before REIT transaction-related costs, of $1.34 for the year ended December 31, 1994 as compared to the combined earnings per share of the Predecessor Entities of $1.33 for the year ended
December 31, 1993. Earnings per share for 1994 after REIT transaction-related costs amounted to $.64.

   Rental and mortgage loan interest revenues accounted for approximately 92% of the Company's total revenues of $95 million for the year ended December 31, 1994 as compared to 93% of the total revenues of $94 million for the year ended December 31, 1993. The sale of properties, together with the expiration of the original equipment leases and the sale of property in the prior year, had resulted in a trend of decreasing rental revenues of the Predecessor Companies due to a declining number of properties in the portfolio. This trend is now expected to reverse because, subsequent to the Consolidation, the Company's property portfolio has achieved growth through the acquisition of new property. Since all of the property acquisitions occurred in the late third quarter and early fourth quarter of 1994, their impact on rental and mortgage loan interest revenue will not be fully reflected until 1995.

   Except in the case of certain properties acquired since June 1, 1994 which did not provide for purchase options, the lessee generally has the option to purchase equipment at the end of the equipment lease term and land and building any time after the first ten years of the lease. Equipment leases expire at various dates through 1997. Purchase options, where applicable, are exercisable at fair market value (but generally not less than cost, in the case of land and building). To the extent these purchase options are exercised, the Company expects to invest the proceeds from such sales in new properties.

   Portfolio acquisitions for 1994, totaling approximately $82 million, are represented by $34 million in Participating Mortgage Loans bearing interest at 10.5% and $48 million in property subject to operating leases with annual base lease rates ranging from 10.5% to 11.5% of the property's cost. Both the leases and Participating Mortgage Loans provide for contingent revenues based on a percentage of the gross sales of the related restaurants. At December 31, 1994, the Company's portfolio included 1,176 chain restaurant properties in 44 states.

   Rental revenues include both rental payments received from lessees and rent guaranty insurance payments. Rental revenue collected under the rent guaranty insurance policies in 1994 decreased to $6.2 million from $6.8 million in 1993, due to expiring rent insurance policies. A majority of the rent guaranty insurance policies covering the Company's properties will expire by 1998.

   The decrease in base rentals and rent insurance revenues was partially offset by a $1.3 million increase in percentage rentals to $3.8 million in 1994 as compared to $2.5 million in 1993. The restaurant leases and loans generally provide that lessees make monthly payments equal to the greater of a fixed base rate or a percentage of the gross sales of the restaurants. A portion of the increase reflected in 1994 relates to lessees whose sales levels have, for the first time, exceeded the threshold where percentage rent is due. In addition, a portion of the increase in percentage rental revenue relates to increases in individual restaurant-level sales volumes.

   The Company recorded gains totaling $4.4 million on the sale of 43 properties in 1994 as compared to gains totaling $378,000 in 1993. Results of operations for the years ended December 31, 1994 and 1993 include a provision for valuation adjustment of approximately $1.6 million and $534,000, respectively, to reflect the estimated decline in value of eight vacant properties held for sale.

   Operating, general and administrative costs were reduced from approximately $13 million in 1993 to $11 million in 1994 principally due to a decrease in compensation levels. The increase in interest expense from $316,000 in 1993 to $2.5 million in 1994 is due to the use of the Loan Facility during the last half of 1994 for the acquisition of portfolio properties. Depreciation and amortization remained relatively constant between years, in spite of the Company's portfolio additions, because most of the additions were non-depreciable assets such as land and mortgage loans receivable.

   COMPARISON OF RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1993 TO 1992. Rental and mortgage loan interest revenues accounted for 93% of total revenues of $94 million in 1993 as compared to 94% of total revenues of $96 million in 1992. The sale of portfolio properties, together with the expiration of equipment leases during 1993 and 1992, resulted in the decrease in rental revenues due to fewer properties in the portfolio. Rental revenues include both rental payments received from lessees and rent guaranty insurance payments. The amount of rental revenue collected under the rent guaranty insurance policies for 1993 was approximately $6.8 million as compared to approximately $8 million in 1992. The decrease in rent insurance revenue between years resulted primarily from the expiration of rental insurance policies.

   Rental revenues included percentage rentals aggregating $2.5 million in 1993, as compared to $2.4 million in 1992. The leases generally provide that lessees make lease payments equal to the greater of a fixed base rate or a percentage of gross sales of the restaurants.

   Depreciation and amortization expense of $23 million in 1993 and $25 million in 1992 made up over half of the total operating expenses for those years. As purchase options on the properties and equipment were exercised, and the assets were sold, the related depreciation expense decreased. Operating, general and administrative expenses, approximating $13 million in 1993 and $13.9 million in 1992, included expenses related to direct property management, as well as the general occupancy costs of maintaining the Company headquarters. The valuation adjustment of $3.6 million in 1992 was provided to reflect the estimated decline in value of 17 nonoperational properties expected to be sold.

LESSEE CONCENTRATION

   During the years ended December 31, 1994, 1993 and 1992, one lessee, Foodmaker, Inc. ("Foodmaker") accounted for approximately 14% each year of total rental and mortgage loan interest revenues of the Company. During the nine months ended September 30, 1995, Foodmaker accounted for approximately 12.7% of total rental and mortgage loan interest revenues of the Company. Foodmaker operates and franchises Jack In The Box restaurants. The relative decrease in revenue from Foodmaker between 1994 and 1995 is due to the fact that the Company's portfolio is growing and Foodmaker is becoming a relatively smaller portion of the entire portfolio. This decrease is expected to continue.

                           BUSINESS AND PROPERTIES
BUSINESS STRATEGY

   The Company's principal business objective is to increase cash flow (i) through continued investment activity, (ii) by controlling expenses through greater economies of scale, (iii) by increasing rental and mortgage revenues through payment escalations based upon performance, inflation or specified payment increases and (iv) by increasing its use of internally generated cash flow for investments. Management seeks to achieve growth in cash flow, while maintaining low portfolio investment risk, through diligent adherence to its tested underwriting criteria, investment diversification and a conservative capital structure.

   The Company intends to provide capital to large, multi-unit chain restaurant operating companies through sale and leaseback transactions and Participating Mortgage Loans. Chain restaurant properties financed by the Company are anticipated to be primarily existing restaurant locations which are either being refinanced or financed in connection with acquisitions by restaurant operating companies. The Company also anticipates financing new chain restaurant locations, primarily for expansion by multi-unit operators in existing markets or in markets adjacent to those markets in which the restaurant chain brand is established and recognized. In addition, the Company will finance existing chain restaurant properties in which it assumes existing long-term lease arrangements with operators.

   The Company structures its investments to enhance the stability of its cash flows. The Company's sale and leaseback transactions provide that lessees are responsible for the payment of all operating expenses, including property taxes, maintenance and insurance expenses. Both lease financing and Participating Mortgage Loans provided by the Company generally are for twenty-year terms. The Company is generally not required to make significant capital expenditures in connection with any property it finances. The Company targets a rate of return for leases and mortgages which typically ranges between 400 and 500 basis points over the current interest rate for ten-year United States Treasury Bonds, with escalations over time. The Company seeks to enter into financings in which the returns exceed the Company's cost of capital.

   The Company also monitors and administers its investments to enhance the stability of its cash flows. The Company's eight departments include Asset
Management, Property Management and Legal Services which together serve to monitor all aspects of portfolio performance. The Company's properties are regularly inspected by an in-house staff to monitor asset condition. Financial data is regularly collected on the restaurant locations financed to determine their profitability. Asset Management staff monitor payment receipts, as well as property tax and insurance compliance. Lease and mortgage payments are generally collected by electronic account debits on the first day of each month. Underperforming leases and loans are administered by Property Management and Legal Services personnel who also oversee the in-house administration of property dispositions and tenant substitutions. The Company has an established track record of identifying and resolving any underperforming assets, with an average time to relet or sell an underperforming property of approximately six months. As of November 1, 1995, the Company had 21 vacant properties, or approximately 1.5% of all properties of the Company.

   The Company's investments are diversified by geographic location, restaurant operator and restaurant chain. Management anticipates that such diversification will become greater as growth is achieved through new investments. The Company's future investments are anticipated to be funded through a combination of debt and equity issuances, revolving credit facilities, internally generated cash and anticipated securitization of mortgage investments.

COMPETITIVE ADVANTAGES

   The financing of chain restaurant real estate for large restaurant operating companies is both competitive and fragmented, and competition exists in every geographic market in which the Company seeks to invest. Other competing participants include banks, insurance companies, finance companies and leasing companies. The Company believes that it is the largest independent source of real estate capital to the chain restaurant industry, even though it has less than a two percent share of the chain restaurant real estate market. See "Business and Properties -- The Industry."

   The Company believes that its competitive advantages, which enable it to be selective with respect to its real estate investments, include the following:

          Size. The Company believes it is the largest independent chain restaurant real estate investment company in the United States. The large capitalization of the Company permits it to make both large and small real estate investments and to obtain capital from numerous sources at competitive rates.

          Diversification. The Company's real estate investments comprise properties which are diversified by restaurant operator, restaurant chain and geographic location. As the Company grows, it anticipates that this diversification will reduce risk and have a favorable impact upon the Company's access to, and cost of, capital.

          Market Position. The Company, together with its predecessors, has established itself as a leader in chain restaurant real estate investments since 1980. In 1994, the Company instituted a "Preferred Client Program" designed to offer forward financing commitments and a streamlined financing process for leading chain restaurant operators. The Preferred Client Program emphasizes the building of long-term business relationships instead of the historic industry practice of financing real estate on an inefficient, transaction-by-transaction basis. The Company believes that it will benefit in the future from these long established restaurant industry relationships, which will result in new investment opportunities.

          Specialization and Knowledge. The Company believes it offers superior client service resulting from continuity of its management and industry specialization and knowledge. The Company has invested in the development of research and a specialized information system which management believes enhances its ability to identify, evaluate and structure potential investments.

          Financing Flexibility. The Company believes that its ability to provide both sale and leaseback financing and Participating Mortgage Loans improves its restaurant operators' flexibility and provides a competitive advantage to the Company in obtaining financing opportunities. In addition, the Company is continuously reviewing other financing options that it might offer to restaurant operators to further improve its competitive position.

INFORMATION SYSTEMS

   The Company's databases include specific chain restaurant location data for over 100,000 locations in the United States, including demographic information, traffic volumes and information about surrounding retail and other commercial development that generate customer traffic for restaurants. The Company also maintains a database of approximately 7,000 chain restaurant industry participants, as well as databases of unit-level financial performance for existing and prospective clients. The Company has the ability to integrate information collected on sales performance and restaurant location with a mapping system which contains demographic, retail space, traffic count and street location information for every significant market in the United States. The Company has also collected extensive data regarding management practices within the chain restaurant industry, franchisor practices and industry trends.

   The Company has invested extensively in the development of a proprietary portfolio management system suited to its specialized focus on the chain restaurant industry. As a result of the development by the Company of its automated systems technology, the Company can monitor large diversified portfolios by exception, including lease and mortgage payments made through automated bank account debits, property taxes, property insurance coverage, property sales and property profitability.

   The information collected by the Company is actively used to assess investment opportunities, measure prospective investment risk, evaluate portfolio performance and manage underperforming assets. The Company publishes research on the chain restaurant industry which includes observations of industry issues and trends, areas of growth and the economics of chain restaurant operation. The Company intends to continually develop, improve and use its restaurant industry knowledge through research and broader application of information technology to lower portfolio risk, improve performance and improve its competitive advantage.

INVESTMENT CRITERIA

   Real estate investment opportunities undergo an underwriting process designed to maintain a conservative investment profile. This process includes a review of the following factors:

   o Restaurant Profitability. The Company seeks to invest in restaurant real estate where the underlying operations are profitable and able to support lease or mortgage payments.

   o Restaurant Investment Amount. The Company seeks to finance property for amounts which are equal to, or less than, replacement cost.

   o Site Considerations. The Company seeks to invest in high profile, high traffic real estate which it believes exhibits strong retail property fundamentals.

   o Market Considerations. The Company seeks to emphasize investments in properties used by restaurant systems having significant market area penetration.

   o  Operating  Experience.  The  Company  seeks to  invest  in  properties  of restaurant operators with strong restaurant industry backgrounds. Management believes that most properties financed will be operated by experienced multi-unit restaurant operators.

   o Tenant Credit. The Company's investments have full tenant or borrower recourse. Many of the Company's leases and mortgages also have recourse to individual guarantors. The Company reviews tenant, borrower and guarantor financial strength to assess the availability of alternate sources of payments in the event that restaurant profits might be insufficient to provide lease or mortgage payments.

   o Physical Condition. The Company seeks to invest in well-maintained existing properties or in newly constructed properties. The Company has a staff of appraisal professionals who conduct physical site inspections of each property financed by the Company.

   o Return Attributes. Investments are targeted that have initial returns generally ranging from four hundred to five hundred basis points over the current interest rate for United States Treasury Bonds of 10-year maturity and increases over time.

   o Restaurant Chain Suitability. The Company seeks to invest primarily in real estate used in large national and regional chain restaurant systems having annual system-wide restaurant sales of at least $250,000,000.

   o Environmental Considerations. The Company engages outside professionals to independently conduct Phase I environmental assessments for all new financings. Phase II environmental assessment reports are also prepared if recommended by the Phase I assessments. The Company will not finance a property if such Phase II report indicates evidence of significant environmental problems.

THE PROPERTIES

   The Company has provided financing to the chain restaurant industry primarily through real estate sale and leaseback transactions and Participating Mortgage Loans. As of September 30, 1995, the Company had investments in 1,408 properties in 46 states.

   Capital Expenditures. The Company's lease and Participating Mortgage Loan financing documents require each restaurant operator to make any expenditure necessary to comply with applicable laws and as may be required under any applicable franchise agreement. Therefore, the Company is generally not required to make significant capital expenditures in connection with any property financed by it. For the period from January 1, 1995 to September 30, 1995, the total capital expenditures of the Company were approximately $60,000.

   Lease Expirations. As of November 1, 1995, approximately 80% of annualized cash receipts were derived from net lease equity real estate investments. The leases are generally twenty years in length and have been originated by the Company and Predecessor Entities since May 1981. Few leases were originated between 1989 and June 1, 1994, the date of the Consolidation. The expiration schedule of the initial term of the Company's leases extends through 2017, with a weighted life of such investments of twelve years as of September 30, 1995. Approximately 23% of the Company's lease revenues are derived from leases which expire in 2005 and 12% of the Company's lease revenues are derived from leases which expire in 2015. In all other years, the lease expirations are less than 10% of total lease revenues. The Company views the expirations as a potential opportunity to increase revenues, although there can be no assurance that such expirations will result in any increase in revenues.

   The Company commenced investment activities in August 1994, subsequent to the Consolidation. Between August 1994 and September 30, 1995, the Company invested $151 million in equity real estate investments. Presuming that investment activity continues at the same rate through 2005, the lease expirations in 2005 will represent less than 10% of lease revenues at that time, with the percentage lower in 2015. Assuming lease revenues continue to represent approximately 80% of cash receipts, lease expirations can be expected to be under 8% of cash receipts in any one year.

   Composition of Investments. As of September 30, 1995, approximately 83% of the Company's investments were in fee-owned properties subject to lease agreements, with the remainder in Participating Mortgage Loans as set forth in the following table:

                             TOTAL INVESTMENT MIX
                              SEPTEMBER 30, 1995
                        (DOLLAR AMOUNTS IN THOUSANDS)

                                            GROSS INVESTMENT
                                              IN PROPERTIES         %
                                            ----------------      -----

Net Lease Real Estate Investments  .......      $763,501            83%
Participating Mortgage Loans Receivable...      $160,499            17%
                                                --------           ---
                                                $924,000           100%
                                                ========           ===

   Chain Restaurant Distribution. As of September 30, 1995, approximately 84% of the Company's investments were in real estate properties occupied by 16 prominent national and regional restaurant chains. Other restaurant chains represented within the portfolio are each less than one-half of one percent (1/2%) of the Company's total investments. Management anticipates that the Company's portfolio will grow more diverse through future financings. For the period from January 1, 1995 through September 30, 1995, three restaurant operating companies (and their affiliates) individually represented over five percent of the Company's total rental and mortgage loan interest revenues. The three restaurant operating companies and their approximate percentages of total cash revenue are Foodmaker, Inc. (12.7%), RTM, Inc. and affiliates (operators of Arby's, Mrs. Winners and Lee's Chicken restaurants) (8.0%) and Arby's, Inc. (5.9%). The distribution of the Company's properties among restaurant chains as of September 30, 1995 is as follows:


                         SCHEDULE OF CHAIN DISTRIBUTIONS
                            AS OF SEPTEMBER 30, 1995
                          (DOLLAR AMOUNTS IN THOUSANDS)


                                      REVENUE(1)       %      NUMBER OF     %
                                       AMOUNT        TOTAL   PROPERTIES   TOTAL
                                      --------      -------  ----------  -------

Hardee's ...........................    12,722        18.4%     185        13.1%
Arby's .............................    12,135        17.6%     251        17.8%
Jack In The Box ....................     9,283        13.4%     171        12.1%
Burger King ........................     7,897        11.4%     142        10.1%
Wendy's ............................     4,978         7.2%     104         7.4%
Taco Bell ..........................     3,608         5.2%      65         4.6%
Kentucky Fried Chicken .............     3,207         4.6%      85         6.0%
Mrs. Winners .......................     2,661         3.9%      70         5.0%
Applebee's .........................     2,048         3.0%      26         1.8%
Whataburger ........................     1,191         1.7%      20         1.4%
Ponderosa ..........................     1,095         1.6%      23         1.6%
Pizza Hut ..........................       652         0.9%       7         0.5%
Bojangles ..........................       614         0.9%      12         0.9%
Grandy's ...........................       551         0.8%       7         0.5%
Perkins ............................       531         0.8%      11         0.8%
Denny's ............................       447         0.6%      10         0.7%
Other ..............................     5,439         8.0%     219        15.7%
                                       -------        ----    -----        ----
Total ..............................   $69,059         100%   1,408         100%
                                       =======         ===    =====        ====


----------
(1) Revenue for the period January 1 through September 30, 1995, excluding rent insurance revenue and miscellaneous revenue aggregating $3,977.

   Geographic Distribution. As of September 30, 1995, the Company had investments in 1,408 chain restaurant properties in 46 states. The Company's investments, based upon property revenues for the period from January 1, 1995 to September 30, 1995, are concentrated in the Midwest (26% of such revenue) and the South (42% of such revenue). Particular states of concentration include Florida (11% of such revenue), Georgia (10% of such revenue), Texas (9% of such revenue), California (9% of such revenue), and Tennessee (6% of such revenue). No other state comprises more than 5% of such revenue.

   A map illustrating geographic distribution of the Company's chain restaurant real estate investments is included in the inside front cover page of this Prospectus Supplement. The regional diversification of the Company's chain restaurant real estate investments is as follows:

                     SCHEDULE OF TOTAL INVESTMENTS BY REGION
                               SEPTEMBER 30, 1995
                          (DOLLAR AMOUNTS IN THOUSANDS)

                          WEST                  SOUTH                     MIDWEST                    EAST
                 -------------------- ----------------------- ----------------------------- ---------------------
                   MOUNTAIN   PACIFIC   SOUTHEAST   SOUTHWEST   E.N. CENTRAL   W.N. CENTRAL   MIDEAST   NORTHEAST
                 ---------- --------- ----------- ----------- -------------- -------------- --------- -----------
Total Revenue(1) $5,559    $ 6,864     $20,496     $ 8,405     $11,622         $ 6,127        $ 6,683     $ 3,303
Percent .........     8%        10%         30%         12%         17%              9%            10%          4%

Properties(2) ...    98        124         423         207         222             134            128          72
Percent .........     7%         9%         30%         15%         16%              9%             9%          5%

----------
(1) Revenue is for the period from January 1 to September 30, 1995, and excludes rent insurance revenue and miscellaneous revenue aggregating $3,977.

(2) Represents number of properties at September 30, 1995.

   Property Characteristics. The Company's chain restaurant properties are typically located on commercial corridors with significant automobile traffic and are characterized by high visibility and easy access required for retail property. Locations generally fall into five categories, including shopping center and mall pad or outparcel sites, interstate highway locations, central business district locations, residential neighborhood locations and retail and commercial corridor locations. The Company invests in free standing restaurant locations. Chain restaurant properties generally have standard configurations which conform to chain specifications. The restaurant buildings are principally of the current design of the restaurant concept and are rectangular buildings constructed from various combinations of stucco, steel, wood, brick and tile.

   Fast food restaurants are generally defined as takeout establishments or those restaurants without table service perceived by consumers as offering fast food and specializing in food items such as hamburgers, pizza, and chicken. Fast food restaurants usually do not serve alcohol or accept credit cards. Midscale restaurants are those restaurants in the family, steak, and casual dining segments that do not meet the criteria for fast food or upscale restaurants.
Midscale restaurants may or may not serve alcohol and usually offer table service and accept credit cards. The average meal ticket for midscale restaurants is higher than that of the fast food segment but lower than that of the upscale segment. Upscale restaurants are casual and fine dining restaurants that accept major credit cards, offer an improved level of table service and provide full liquor service. Upscale restaurants have a higher average meal ticket than midscale restaurants.

   In general, current building costs and size are as follows:

                                               BUILDING AND SITE
                         BUILDING SIZE         PREPARATION COST(1)
                       (IN SQUARE FEET)           (IN DOLLARS)
                      -------------------     ---------------------
                       MINIMUM   MAXIMUM       MINIMUM    MAXIMUM
                      --------- ---------     ---------- ----------

Fast Food .........   2,000     3,500         $260,000   $455,000
Midscale ..........   3,000     3,500         $455,000   $650,000
Upscale Dining.....   5,000     7,000         $650,000   $910,000

----------
(1) Does not include land acquisition costs.

   The land size for a chain restaurant generally ranges from 15,000 to 50,000 square feet, depending on building size and access to parking, with original acquisition costs generally ranging from $100,000 to $450,000. The total cost of land, site development and building construction for the Company is generally $360,000 to $1,360,000. Between June 1, 1994 and September 30, 1995 the Company invested in 372 properties at an average investment amount of approximately $750,000 per location. As of September 30, 1995, approximately 92% of the Company's holdings were in fast food properties, with the remainder in midscale and casual dining sites.

   Of the Company's real estate investments, as of September 30, 1995, 1,212 represented properties subject to lease and 375 represented properties subject to mortgages. Of these properties, 179 represented properties subject to both ground leases and improvement loans subject to mortgages.

THE INDUSTRY

   The food service industry employs more people than any other retail industry in the United States. According to industry publications, total food service industry sales during 1994 were approximately $277 billion. In 1994, there were more than 170,000 chain restaurants in the United States.

   The food service industry is comprised of many segments, one of which is the limited menu, or fast food, segment. Approximately 92% of the restaurant properties owned or financed by the Company are fast food restaurants. Industry sources estimated that during 1994, revenues for the fast food segment of the food service industry were approximately $87 billion, a 7.0% increase over 1993. This growth rate exceeded that of the food service industry as a whole, which industry sources estimated to be 4.4% during 1994. The growth rate of the fast food restaurant segment has consistently exceeded that of other eating and drinking places for more than 20 years, and in 1994, the fast food market share was estimated to have grown to 48% of all eating and drinking places.

   While the growth rate of the fast food segment of the food service industry continues to exceed the food service industry as a whole, the growth rate has decreased from the double-digit levels of the 1970s and early 1980s. The decrease in new unit growth has occurred as this segment of the food service industry has matured. As a result, fewer new restaurants have been constructed and most markets have been substantially developed by fast food restaurant chains. During 1993 and 1994, the largest 70 chains as targeted by management for potential Company investment had unit increases of approximately 6.8% and 5.8%, respectively. This equated to over 5,200 new restaurants in 1994. As of December 31, 1994, these 70 chains had approximately 97,000 units.

   Development and maturation of the fast food segment of the food service industry has led to a consolidation of restaurant operators. Increased competition has decreased profit margins which has contributed to the emergence of increasingly large and professionally managed restaurant operating companies. Large operators typically have greater economies of scale and better management systems which allow them to compete effectively. As size and diversification become increasingly important, many chain restaurant operators are becoming affiliated with multiple restaurant systems. Between June 1, 1994 and September 30, 1995, approximately half of the restaurant operators financed by the Company were affiliated with more than one restaurant chain. The Company believes that the maturation of the fast food segment is likely to result in greater stability for this segment. Chain restaurant consolidation has also created real estate investment opportunities for the Company arising from the demand for acquisition financing.

REGULATION

   The Company, through its ownership and financing of real estate, is subject to a variety of environmental, health, land-use and other regulation by federal, state and local governments that affects the development and regulation of chain restaurant properties. The Company's leases and mortgages impose the primary obligation for regulatory compliance on the operators of the restaurant properties. In most instances, the Company does not have primary responsibility for regulatory compliance and any obligation of the Company would be based upon the failure of restaurant operators to comply with applicable laws and regulations.

   Environmental Regulation. Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or within its property. Such liability may be imposed without regard to whether the owner or operator knew of, or caused the release of the hazardous substances. In addition to liability for cleanup costs, the presence of hazardous substances on a property could result in the owner or operator incurring liability as a result of a claim by an employee or another person for personal injury or a claim by an adjacent property owner for property damage.

   Environmental assessments have been performed on each property financed by the Company since the Consolidation on June 1, 1994, as is the current practice in the real estate industry. Properties acquired from the Company's predecessors did not have environmental audits performed either at the time of the Consolidation or when such properties were acquired by such predecessor entities.

   The Company is not currently a party to any litigation or administrative proceeding with respect to any property's compliance with environmental standards. Furthermore, the Company is not aware of nor does it anticipate any such action, or the need to expend any of its funds, in the foreseeable future in connection with its operations or ownership of existing properties which would have a material adverse effect upon the Company.

   Health Regulations. The restaurant industry is regulated by a variety of state and local departments and agencies, concerned with the health and safety of restaurant customers. These regulations vary by restaurant location and type (i.e., fast food or full service). The financing documents of the Company provide for compliance by the restaurant operator with all health regulations and inspections and require that the restaurant operator obtain insurance to cover liability for violation of such regulations or the interruption of business due to closure caused by failure to comply with such regulations. The Company is not currently a party to any litigation or administrative proceeding with respect to the compliance with health regulations of any property it finances, and does not anticipate any such action or proceeding that would have a material adverse effect upon the Company.

   Americans With Disabilities Act ("ADA"). Under the ADA, all public accommodations, including restaurants, are required to meet certain federal requirements relating to physical access and use by disabled persons. A determination that the Company or a property of the Company is not in compliance with the ADA could result in the imposition of fines, injunctive relief, damages or attorney's fees. The Company is not currently a party to any litigation or administrative proceeding with respect to a claim of violation of the ADA and does not anticipate any such action or proceeding that would have a material adverse effect upon the Company.

   Land-use; Fire and Safety Regulations. In addition, the Company and its restaurant operators are required to operate the properties in compliance with various laws, land-use regulations, fire and safety regulations and building codes as may be applicable or later adopted by the governmental body or agency having jurisdiction over the location or the property or the matter being regulated. The Company does not believe that the cost of compliance with such regulations and laws will have a material adverse effect upon the Company.

INSURANCE

   Management believes that its chain restaurant properties are covered by adequate comprehensive liability, fire, flood and extended loss insurance provided by reputable companies, with commercially reasonable and customary deductibles and limits. Certain types and amounts of insurance are required to be carried by each restaurant operator under the financing agreements with the Company. There are, however, certain types of losses (such as from wars or earthquakes) that may be either uninsurable or not economically insurable in some or all locations. An uninsured loss could result in a loss to the Company of both its capital investment and anticipated profits from the affected property.

LEGAL PROCEEDINGS

   The Company is not presently involved in any material litigation nor, to its knowledge, is any material litigation threatened against the Company or its properties, other than routine litigation arising in the ordinary course of business.

                   MANAGEMENT AND DIRECTORS OF THE COMPANY

   The following table sets forth the names, ages and positions of the Company's directors and senior management:


      NAME           AGE          POSITIONS AND OFFICES WITH THE COMPANY
------------------- ----- ------------------------------------------------------
Morton H. Fleischer  58    Director, President and Chief Executive Officer
Robert W. Halliday   75    Director and Chairman of the Board of Directors
Willie R. Barnes     63    Director
William C. Foxley    60    Director
Donald C. Hannah     62    Director
Louis P. Neeb        55    Director
Kenneth B. Roath     59    Director
Wendell J. Smith     63    Director
Casey J. Sylla       51    Director
John R. Barravecchia 40    Executive Vice President, Chief Financial Officer,
                           Treasurer and Assistant Secretary
Christopher H. Volk  39    Executive Vice President, Chief Operating Officer
                           and Secretary
Robin L. Roach       42    Senior Vice President, Portfolio Management
                           and Operations
Dennis L. Ruben      41    Senior Vice President and General Counsel
Stephen G. Schmitz   41    Senior Vice President, Corporate Finance
Catherine F. Long    39    Vice President, Finance, Principal Accounting
                           Officer, Assistant Secretary and Assistant Treasurer


   Morton H. Fleischer is a Director, President and Chief Executive Officer of the Company and Chairman of the Company's Executive Committee. He is the former President, Chief Executive Officer and director of Franchise Finance Corporation of America I ("FFCA I") (a predecessor entity of the Company) since its formation in 1980. Mr. Fleischer has acted as an individual general partner (or general partner of the general partner) of the public limited partnerships that were consolidated to form the Company. In addition, Mr. Fleischer is a general partner (or general partner of the general partner) in the following public limited partnerships: Participating Income Properties 1986, L.P. ("PIP 86") (travel plazas); Participating Income Properties II, L.P. (travel plazas);
Participating   Income  Properties  III  Limited  Partnership  (travel  plazas);
Guaranteed Hotel Investors 1985, L.P. ("GHI") (hotels); and Scottsdale Land Trust Limited Partnership ("Scottsdale Trust") (commercial land development).

   Robert W. Halliday is a Director, Chairman of the Board of Directors of the Company and a member of the Company's Executive Committee. He served previously as Chairman of the Board of FFCA I since its formation in 1980. Mr. Halliday is a limited partner of the general partner of PIP 86, GHI and Scottsdale Trust. Mr. Halliday has served as a director of several publicly held American and Canadian companies, including Great Pacific Corporation, Mitchell Energy & Development Corporation, Boise Cascade Corporation and Jim Pattison Enterprises.

   Willie R. Barnes is a Director of the Company and a member of the Company's Audit Committee. As a corporate and securities law attorney, he has been a partner in the law firm of Musick, Peeler & Garrett since September 1992. He was a partner in the law firm of Katten, Muchin Zavis & Weitzman and predecessor entities from March 1991 to January 1992, and a partner in the law firm of Wyman Kuchel & Silbert from January 1989 to March 1991. Mr. Barnes is a member of the Business Law Section of the American Bar Association and of The Advisory
Board-Institute for Corporate Counsel, in addition to other committees. Mr. Barnes was appointed Commissioner of Corporations for the State of California in 1975 and to the California Senate Commission on Corporate Governance, Shareholder Rights and Securities Transactions. Mr. Barnes is a director and secretary of American Shared Hospital Services.

   William C. Foxley is a Director of the Company and a member of the Company's Compensation Committee. Mr. Foxley is President of Foxley Cattle Company. From 1983 to 1993, Mr. Foxley served as a consultant to a group of investment limited partnerships managed by Bridge Capital of Teaneck, New Jersey. He is Chairman of the Board of the Museum of Western Art in Denver and a director of the Buffalo Bill Historical Center in Cody, Wyoming.

   Donald C. Hannah is a Director of the Company and a member of the Company's Executive Committee. He is Chairman and Chief Executive Officer of U.S. Properties, Inc. Mr. Hannah is a member of the Chief Executives Organization and the World Presidents' Organization. Mr. Hannah also serves as a director of the Precision Standard Corporation, the Samoth Capital Corporation and the Marine Resources Foundation.

   Louis P. Neeb is a Director of the Company and a member of the Company's Compensation Committee. He is President of Neeb Enterprises, Inc., a restaurant consulting firm. Mr. Neeb was President and Chief Executive Officer of Spaghetti Warehouse, Inc., from 1991 to January 1993 and President of Geest Foods, PLC from September 1989 to June 1991, prior to which he served as President and Chief Executive Officer of Taco Villa. Mr. Neeb spent ten years with the Pillsbury Company in various positions which included: Executive Vice President, Pillsbury; Chairman of the Board, Burger King; and President, Steak 'N Ale Restaurants. Mr. Neeb is also a director of Showbizz Pizza Time, Inc. and was previously a director of On the Border Cafes, Inc.

   Kenneth B. Roath is a Director of the Company and Chairman of the Company's Audit Committee. Mr. Roath is the Chairman and Chief Executive Officer of Health Care Property Investors, Inc., a real estate investment trust organized in 1985 to invest, on a net lease basis, in health care properties. He serves as Chairman, member of the Executive Committee and member of the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT").

   Wendell J. Smith is a Director of the Company and a member of the Company's Audit Committee. He also is President of W.J.S. & Associates, which he established in 1991, and a consultant to pension funds and pension fund real estate advisors. Mr. Smith also currently serves as a director of Shurgard
Storage Centers, a real estate investment trust organized to invest in self-storage facilities, and Real Estate Investment Trust of California, a company which invests in apartments and commercial properties. He retired in 1991 from the State of California Public Employees Retirement System ("CALPERS"), after 27 years of employment during which he had responsibility for all real estate equities and mortgage acquisitions for CALPERS. He previously served on the Western and National Advisory Boards of the Federal National Mortgage Association ("FNMA") and the Advisory Board of the Center for Real Estate Research at the University of California.

   Casey J. Sylla is a Director of the Company and Chairman of the Company's Compensation Committee. Mr. Sylla is a Senior Vice President and the Chief Investment Officer of Allstate Insurance Companies. From 1992 until August in 1995, he was an officer and head of the Securities Department of The Northwestern Mutual Life Insurance Company. From 1989 to 1991, Mr. Sylla was President of FFCA Fiduciary Capital Corporation ("FCC"), which was the managing general partner of FFCA Fiduciary Capital Management Company ("FCM"), which was the managing general partner of and investment advisor to Fiduciary Capital Partners, L.P. and Fiduciary Capital Pension Partners, L.P., funds which made investments in debt and equity securities in leveraged buyout transactions. Mr. Fleischer is the President and a Director of the Company, and was formerly a majority shareholder of FCC and an individual general partner of FCM.

   John R. Barravecchia is Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary of the Company. He previously served in various positions as an officer and director of FFCA I from 1984 to June 1, 1994. Prior to joining FFCA I, Mr. Barravecchia was associated with the international public accounting firm of Arthur Andersen LLP.

   Christopher H. Volk is Executive Vice President, Chief Operating Officer and Secretary of the Company. Mr. Volk formerly served as a vice president and director of FFCA I during the period 1986 to June 1, 1994. During that time, Mr. Volk served in various capacities in property management and has headed the Company's Research and Underwriting Department. Prior to joining the Company in 1986, Mr. Volk was employed with the National Bank of Georgia, where his last position was Assistant Vice President and Senior Credit Officer in Correspondent Banking. Mr. Volk is a member of NAREIT, and currently serves as co-chair of its Public Relations Committee.

   Robin L. Roach is Senior Vice President, Portfolio Management and Operations, of the Company. From 1980 until June 1, 1994, he was an officer of FFCA I. On
March 13, 1992, Mr. Roach filed a petition for relief under the federal bankruptcy laws; an order of discharge was subsequently entered.

   Dennis L. Ruben is Senior Vice President and General Counsel of the Company, and served as attorney and counsel to FFCA I since 1991. Prior to joining FFCA I, Mr. Ruben was a partner with the law firm of Kutak Rock.

   Stephen G. Schmitz is Senior Vice President, Corporate Finance of the Company and served in various positions as an officer of FFCA I from 1986 to June 1, 1994. Prior to joining the Company, Mr. Schmitz was a commercial lender with Mellon Bank in Pittsburgh, where his last position was Vice President and Section Manager.

   Catherine F. Long is Vice President, Finance, Principal Accounting Officer, Assistant Secretary and Assistant Treasurer of the Company and served in similar positions with FFCA I from June 1990 to June 1, 1994. Prior to joining FFCA I, Ms. Long was associated with the international public accounting firm of Arthur Andersen LLP.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth, as of September 30, 1995, certain information with respect to the beneficial ownership of shares of the Company's common stock, par value $.01 per share (the "Common Stock"), by (i) each director of the Company, (ii) each of the Company's executive officers, and (iii) all directors and executive officers as a group. To the best of the Company's knowledge, no person (or group of affiliated persons) beneficially owns more than 5% of the Common Stock. Except as otherwise noted, the Company believes that the beneficial owners of the shares of Common Stock listed below, based on information furnished by such owners, have sole voting and investment power with respect to such shares.

                   SECURITY OWNERSHIP OF SENIOR MANAGEMENT
                              SEPTEMBER 30, 1995

                                                 SHARES OF COMMON
             NAME OF                            STOCK BENEFICIALLY   PERCENT
         BENEFICIAL OWNER                           OWNED(1)(2)      OF CLASS
         ----------------                       ------------------   ----------
         M. H. Fleischer ......................     1,208,469(3)      3.0%
         Robert. W. Halliday ..................       405,202         1.0%
         Willie R. Barnes .....................         3,212          *
         William C. Foxley ....................         4,813          *
         Donald C. Hannah .....................        10,219          *
         Louis P. Neeb ........................         4,506          *
         Kenneth B. Roath .....................         4,813          *
         Wendell J. Smith .....................         4,464          *
         Casey J. Sylla .......................         5,319          *
         John R. Barravecchia .................        25,000          *
         Christopher H. Volk ..................        26,700          *
         Dennis L. Ruben ......................        16,500          *
         Robin L. Roach .......................         6,577          *
         Stephen G. Schmitz ...................         2,000          *
         Catherine F. Long ....................         2,000          *
                                                   ------------      ----------
         Directors and executive officers
          as a group (15 persons) ..............    1,729,794         4.3%
                                                   ============      ==========
----------
 * Less than one percent

(1) Share amount and percentage figures are rounded to the nearest whole number. All shares of Common Stock not outstanding but which may be acquired by such stockholder within 60 days by the exercise of any stock option or any other right, are deemed to be outstanding for the purposes of calculating beneficial ownership and computing the percentage of the class beneficially owned by such stockholder, but not by any other stockholder.

(2) Does not include shares awarded to employees as the matching portion of the Company's 401(k) plan.

(3) Includes an aggregate of 10,000 shares held by Donna H. Fleischer, the wife of Mr. Fleischer.

                           DESCRIPTION OF THE NOTES

   The Notes offered hereby constitute separate series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued pursuant to an indenture dated as of November , 1995 (the "Indenture") between the Company and Norwest Bank Arizona, National Association, as trustee (the "Trustee"). The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the Prospectus, to which description reference is hereby made. The terms of the Notes include those provisions contained in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). The Notes are subject to all such terms, and holders of Notes are referred to the Indenture and the TIA for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is subject to and qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. Copies of the Indenture and the Notes are available for inspection at the office of the Trustee located at 3300 North Central Avenue, MS 9030, Phoenix, Arizona 85012.

GENERAL

   The           % Senior Notes due 2000 (the "5-Year Notes") will be limited in
aggregate  principal  amount  to $100,000,000  and the        % Senior Notes due
2005 (the "10-Year Notes," and together with the 5-Year Notes, the "Notes") will be limited in aggregate principal amount to $100,000,000. The Notes will be direct, senior unsecured obligations of the Company and will rank equally with all other senior unsecured indebtedness of the Company from time to time outstanding. The Notes will be effectively subordinated to mortgage and other secured indebtedness of the Company and to indebtedness and other liabilities of the Company's Subsidiaries; such indebtedness would have aggregated $45.3 million as of September 30, 1995 on a pro forma basis assuming application of the net proceeds of this Offering as described under "Use of Proceeds."

   As of September 30, 1995, on a pro forma basis after giving effect to the sale of the Notes offered hereby and the application of the net proceeds therefrom, the total outstanding indebtedness of the Company and its Subsidiaries would have been approximately $245.3 million. Subject to the limitations set forth in the Notes as described below under "Description of the Notes--Additional Covenants of the Company," the Indenture will permit the Company and its Subsidiaries to incur additional secured and unsecured indebtedness.

   The Notes will be issued only in fully registered book-entry form without coupons in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under "Description of the Notes--Book Entry System."

   Reference is made to the section titled "Description of Debt Securities--Certain Covenants" in the accompanying Prospectus and "Description of the Notes--Additional Covenants of the Company" below for a description of the covenants applicable to the Notes. Compliance with such covenants generally may not be waived by the Trustee unless the holders of at least a majority in principal amount of each series of outstanding Notes consent to such waiver with respect to such series; provided, however, that the defeasance and covenant defeasance provisions of the Indenture described under "Description of Debt Securities--Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus will apply to the Notes.

   Except as described under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying Prospectus or "Description of the Notes--Additional Covenants of the Company" below, the Indenture does not contain any other provisions that would afford holders of the Notes protection in the event of (a) a highly leveraged or similar transaction involving the Company, (b) a change of control, or (c) a reorganization, restructuring, merger or similar transaction involving the Company that may adversely affect the holders of the Notes. In addition, subject to the limitations set forth under "Description of Debt Securities--Merger, Consolidation or Sale of Assets" in the accompanying Prospectus, the Company may, in the future, enter into certain transactions such as the sale of all or substantially all of its assets or the merger or consolidation of the Company with another entity that would increase the amount of the Company's indebtedness or substantially reduce or eliminate the Company's assets, which may have an adverse affect on the Company's ability to service its indebtedness, including the Notes.

   The Company has no present intention of engaging in a highly leveraged or similar transaction involving the Company. In addition, certain restrictions on ownership and transfers of the Company's capital stock designed to preserve its status as a REIT may act to prevent or hinder any such transaction or a change of control.

INTEREST AND MATURITY

   The Notes will bear interest at the rates set forth on the cover page of this Prospectus Supplement from November , 1995, or the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for,
payable semi-annually  on               and            of each  year, commencing
on                 , 1996 (each, an "Interest  Payment Date"),  to the person in whose  name a Note (or any  predecessor  Note)  is  registered  at the  close of
business on                or               , as the case may be, next preceding
such Interest Payment Date.

   The 5-Year  Notes will mature on             , 2000.  The 10-Year  Notes will
mature on                 , 2005. The Notes are not subject to any redemption or
sinking fund provisions.

ADDITIONAL COVENANTS OF THE COMPANY

   Reference is made to the section titled "Description of Debt Securities" in the accompanying Prospectus for a description of the covenants applicable to the Notes. In addition to the foregoing, the following covenants of the Company will apply to the Notes for the benefit of the holders of the Notes:

   LIMITATIONS ON INCURRENCE OF TOTAL DEBT. The Company will not, and will not permit any Subsidiary to, incur any Debt (as defined below) if, immediately after giving effect to the incurrence of such additional Debt and the application of the proceeds therefrom, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles is greater than 60% of the sum of (a) the Company's Total Assets (as defined below) as of the end of the calendar quarter prior to the incurrence of such additional Debt and (b) the increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets caused by the incurrence of such additional Debt.

   LIMITATION ON INCURRENCE OF SECURED DEBT. In addition to the foregoing limitation on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt secured by any mortgage, lien, charge, pledge, encumbrance or security interest of any kind on any of its properties, and will not otherwise grant or convey any such mortgage, charge, pledge, encumbrance or security interest of any kind, if immediately after giving effect thereto, the aggregate principal amount of all outstanding Debt of the Company and its Subsidiaries on a consolidated basis determined in accordance with generally accepted accounting principles which is secured by any mortgage, charge, pledge, encumbrance or security interest of any kind on property of the Company or any Subsidiary is greater than 40% of the sum of (a) the Company's Total Assets as of the end of the calendar quarter prior to the incurrence of such Debt, and (b) any increase in Total Assets from the end of such quarter including, without limitation, any increase in Total Assets caused by the incurrence of such additional Debt.

   DEBT SERVICE COVERAGE. In addition to the foregoing limitations on the incurrence of Debt, the Company will not, and will not permit any Subsidiary to, incur any Debt if the ratio of Consolidated Income Available for Debt Service (as defined below) to Annual Service Charge (as defined below) for the four consecutive calendar quarters most recently ended prior to the date on which such additional Debt is to be incurred is less than 1.5 to 1.0 on a pro forma basis after giving effect to the incurrence of such Debt and the application of the proceeds therefrom.

   MAINTENANCE OF TOTAL UNENCUMBERED ASSETS. The Company will maintain at all times Total Unencumbered Assets (as defined below) of not less than 150% of the aggregate outstanding principal amount of all outstanding unsecured Debt of the Company and its Subsidiaries.

   As used herein:

   "Annual Service Charge" means the interest expense of the Company and its Subsidiaries for the four consecutive fiscal quarters most recently ended, including, without limitation, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, net costs pursuant to hedging obligations, the interest component of all payments associated with Capitalized Leases, amortization of debt issuance costs, amortization of original issue discount, non-cash interest payments and the interest component of any deferred payment obligations.

   "Capitalized Lease" means any lease of property by the Company or any Subsidiary as lessee that is reflected on the Company's consolidated balance sheet as a capitalized lease in accordance with generally accepted accounting principles.

   "Consolidated Income Available for Debt Service" for any period means Consolidated Net Income (as defined below) of the Company and its Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for (a) interest on Debt of the Company and its Subsidiaries, (b) provision for taxes of the Company and its Subsidiaries based on income, (c) amortization of debt discount, (d) provisions for gains and losses on properties, (e) depreciation, (f) the effect of any non-cash charge resulting from a change in accounting principles in determining Consolidated Net Income for such period and
(g) amortization of deferred charges.

   "Consolidated Net Income" for any period means the amount of consolidated net income (or loss) of the Company and its Subsidiaries for such period determined on a consolidated basis in accordance with generally accepted accounting principles.

   "Debt" means any indebtedness of the Company or any Subsidiary, whether or not contingent, in respect of (a) borrowed money or evidenced by bonds, notes, debentures or similar instruments, (b) indebtedness secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on property owned by the Company or any Subsidiary, (c) letters of credit or amounts representing the balance deferred and unpaid of the purchase price of any property except any such balance that constitutes an accrued expense or trade payable or (d) Capitalized Leases, in the case of items of indebtedness under
(a) through (c) above to the extent that any such items (other than letters of credit) would appear as liabilities on the Company's consolidated balance sheet in accordance with generally accepted accounting principles, and also includes, to the extent not otherwise included, any obligation by the Company or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), indebtedness of another person (other than the Company or any Subsidiary) (it being understood that Debt shall be deemed to be incurred by the Company or any Subsidiary whenever the Company or such Subsidiary shall create, assume, guarantee or otherwise become liable in respect thereof).

   "Subsidiary" means (a) any corporation, association, joint venture or other business entity of which more than 50% of the total voting power of shares of stock or other ownership interests entitled to vote in the election of the directors, managers, trustees or other persons having the power to direct or cause the direction of the management and policies thereof is at the time owned or controlled, directly or indirectly, by the Company or one or more of the other Subsidiaries of the Company, and (b) any partnership or limited liability company in which the Company or one or more of the other Subsidiaries of the Company, directly or indirectly, possesses more than a 50% interest in the total capital or total income of such partnership or limited liability company.

   "Total Assets" as of any date means the sum of (a) $805 million, which represents the Company's approximate total asset value based upon real estate appraisals done at the time of its consolidation into a REIT and the net value of other assets and liabilities, less notes and fractional shares paid off upon Consolidation, (b) the purchase price of any real estate assets or mortgage loans receivable acquired by the Company or any Subsidiary since its consolidation into a REIT, and (c) the amount of any securities offering proceeds received by the Company since its consolidation into a REIT (to the extent such proceeds were not used to acquire such real estate assets or mortgage loans receivable or used to reduce Debt), less the proceeds of any real estate assets disposed of by the Company or any Subsidiary or principal payments received on mortgage loans. On a pro forma basis as of September 30, 1995, the Company's Total Assets were $1.06 billion.

   "Total Unencumbered Assets" means Total Assets minus the value of any properties of the Company and its Subsidiaries that are encumbered by any mortgage, charge, pledge, lien, security interest or other encumbrance of any kind, including the value of any stock of any Subsidiary that is so encumbered. For purposes of this definition, the value of each of the Company's properties owned at the time of its consolidation into a REIT shall be determined by reference to the value assigned to such property in the valuation prepared by Cushman & Wakefield, Inc. an independent real estate firm, dated June 25, 1993 which was prepared pursuant to the Consolidation of the Company into a REIT, the value of each property acquired since the Company's consolidation into a REIT shall be equal to the purchase price or cost of each such acquired property and the value of any stock subject to any encumbrance shall be determined by reference to the value of the properties owned by the issuer of such stock as aforesaid.

BOOK-ENTRY SYSTEM

   Each series of Notes will be issued in the form of a single fully  registered
Note in book-entry form (each, a "Global Security") which will be deposited with, or on behalf of, the Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. Unless and until it is exchanged in whole or in part for the individual Notes represented thereby, a Global Security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any such nominee to a successor depository or any nominee of such successor.

   So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by a Global Security for all purposes under the Indenture and the beneficial owners of the Notes will be entitled only to those rights and benefits afforded to them in accordance with DTC's regular operating procedures. Except as provided below, owners of beneficial interest in a Global Security will not be entitled to have any of the individual Notes registered in their names, will not receive or be entitled to receive physical delivery of any such Notes in definitive form and will not be considered the owners or holders thereof under the Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a Global Security.

   If (a) DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act of 1934, as amended, and a successor depository is not appointed by the Company within 90 days, (b) an Event of Default under the Indenture with respect to the Notes has occurred and is continuing and the beneficial owners representing a majority in principal amount of the Notes represented by a Global Security advise DTC to cease acting as depository or (c) the Company, in its sole discretion, determines at any time that all Notes of a series shall no longer be represented by a Global Security, the Company will issue individual Notes in certificated form in exchange for a Global Security. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Notes in certificated form of like tenor, equal in principal amount to such beneficial interest and to have such Notes in certificated form registered in its name. Notes so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

   DTC has advised the Company of the following information regarding DTC: DTC is a limited- purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among its Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in its Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers,

Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

   Purchases of Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC's records. The ownership interest of each actual purchaser of each Note ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Notes are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Notes, except in the event that use of the book-entry system for the Notes is discontinued.

   To facilitate subsequent transfers, the Notes are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Notes with DTC and their registration in the name of Cede & Co. effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC records reflect only the identity of the Direct Participants to whose accounts Notes are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

   Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

   Redemption notices shall be sent to Cede & Co. If less than all of the Notes represented by a Global Security are to be redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant to be redeemed.

   Neither DTC nor Cede & Co. will consent or vote with respect to the Notes. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified on a list attached to the Omnibus Proxy).

   Principal and interest payments on the Notes will be made by the Company to the Trustee and from the Trustee to DTC. DTC's practice is to credit Direct Participant's accounts on the payable date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the
Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

   DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not appointed, Note certificates are required to be printed and delivered.

   The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Note certificates will be printed and delivered.

   None of the Company, the Trustee, any Paying Agent, the Security Registrar or the Underwriter will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a Global Security for any Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and its Participants or the relationship between such Participants and the owners of beneficial interests in a Global Security owned through such Participants.

SAME-DAY SETTLEMENT AND PAYMENT

   Settlement for the Notes will be made by the Underwriter in immediately available funds. All payments of principal and interest in respect of the Notes will be made by the Company in immediately available funds.

   Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. The Company expects that secondary trading in the certificated securities will also be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

                                 UNDERWRITING

   Subject to the terms and conditions set forth in a purchase agreement (the "Underwriting Agreement"), the Company has agreed to sell to Merrill Lynch, Pierce, Fenner & Smith Incorporated (the "Underwriter"), and the Underwriter has agreed to purchase from the Company, the entire principal amount of the Notes. The Underwriting Agreement provides that the obligations of the Underwriter are subject to certain conditions precedent, and that the Underwriter will be obligated to purchase all of such Notes if any are purchased.

   The Underwriter has advised the Company that it proposes initially to offer the Notes to the public at the public offering prices set forth on the cover page of this Prospectus Supplement, and to certain dealers at such prices less a
concession not in excess of             % of the principal  amount thereof.  The
Underwriter may allow,  and such dealers may  reallow,  a discount not in excess
of        % of the principal  amount thereof on sales to certain other  dealers.
After the initial offering, the public offering prices, concession and discount may be changed.

   In the Underwriting Agreement, the Company has agreed to indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the Underwriter may be required to make in respect thereof.

   In the ordinary course of its business, the Underwriter and/or certain of its affiliates have engaged, and may in the future engage, in commercial and/or investment banking transactions with the Company and its affiliates.

                                LEGAL MATTERS

   The legality of the Notes to be issued in connection with this Offering is being passed upon for the Company by the law firm of Kutak Rock, Denver, Colorado. Certain legal matters relating to this Offering are being passed upon for the Underwriter by the law firm of Latham & Watkins.

PROSPECTUS
----------
                   FRANCHISE FINANCE CORPORATION OF AMERICA
                                 $500,000,000
                        DEBT SECURITIES, PREFERRED STOCK
                                AND COMMON STOCK

   Franchise Finance Corporation of America (the "Company") may from time to time offer in one or more series (i) its debt securities (the "Debt Securities"), or (ii) shares of its preferred stock (the "Preferred Stock"), or
(iii) shares of its Common Stock, par value $.01 per share (the "Common Stock"), with an aggregate public offering price of up to $500,000,000 on terms to be determined at the time of offering. The Debt Securities, the Preferred Stock and the Common Stock (collectively, the "Securities") may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

   The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, currency, form (which may be registered or bearer, or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, terms for redemption at the Company's option or repayment at the holder's option, terms for sinking fund payments, terms for conversion into Preferred Stock or Common Stock, covenants and any initial public offering price; and (ii) in the case of Preferred Stock, the specific designation and stated value, any dividend, liquidation, redemption, conversion, voting and other rights, and any initial public offering price; and (iii) in the case of Common Stock, any initial public offering price. In addition, such specific terms may include limitations on actual or constructive ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust ("REIT") for federal income tax purposes. See "Restrictions on Transfers of Capital Stock."

   The applicable Prospectus Supplement will also contain information, where applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

The Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                                   ----------

THESE  SECURITIES  HAVE NOT BEEN APPROVED OR  DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
       ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

   THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                   ----------

               The date of this Prospectus is October 18, 1995

                              AVAILABLE INFORMATION

   The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The registration statement on Form S-3 (of which this Prospectus is a part) (the "Registration Statement"), the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Common Stock is listed on the New York Stock Exchange and similar information concerning the Company can be inspected and copied at the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

   The Company has filed with the Commission the Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the Commission's rules and regulations. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

   The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any or all of the documents incorporated by reference in this Prospectus (not including exhibits to the documents that have been incorporated herein by reference unless the exhibits are themselves specifically incorporated by reference). Such written or oral request should be directed to the Secretary at 17207 North Perimeter Drive, Scottsdale, Arizona 85255, telephone number (602) 585-4500.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The following documents filed by the Company with the Commission are incorporated in this Prospectus by reference:

      (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994;

      (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1995 and June 30, 1995; and

      (iii) the description of the Common Stock contained in the Company's Registration Statement on Form 8-A filed June 28, 1994.

   All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof prior to termination of the offering of the Securities, shall be deemed to be incorporated by reference in this Prospectus from the date of the filing of such reports and documents.

   Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded to the extent that a statement contained in this Prospectus or in any document filed after the date of this Prospectus which is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                                   THE COMPANY

   Franchise Finance Corporation of America (the "Company") is a fully integrated and self- administered real estate investment trust which invests in chain restaurant real estate throughout the United States primarily through sale/leaseback or participating mortgage loan financing transactions. The Company's portfolio of properties is diversified by tenant, restaurant concept and geographic location. The Company's Common Stock trades on the New York Stock Exchange (the "NYSE") under the symbol FFA. The Company is a Delaware corporation and maintains its corporate offices at 17207 North Perimeter Drive, Scottsdale, Arizona 85255 and its telephone number is (602) 585-4500.

                                 USE OF PROCEEDS

   Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities for general corporate purposes, which may include investment in additional properties, the expansion and improvement of certain properties in the Company's portfolio, and the repayment of indebtedness.

                       RATIOS OF EARNINGS TO FIXED CHARGES

   The following table sets forth ratios of earnings to fixed charges for the periods shown. The ratio shown for the six months ended June 30, 1995 is for the Company. Ratios shown for the years ended December 31, 1990, 1991, 1992, and 1993 are derived from combined historical financial information of Franchise Finance Corporation of America I, a Delaware corporation ("FFCA I"), and eleven real estate limited partnerships, the predecessors to the Company (the "Combined Predecessors"). The ratio shown for the year ended December 31, 1994, is derived from financial information of both the Combined Predecessors and the Company.

   The Company commenced operations on June 1, 1994 as a result of the merger of the Combined Predecessors. The information for the periods prior to that date is, in effect, a restatement of the historical operating results of Franchise Finance Corporation of America I and eleven real estate limited partnerships as if they had been consolidated since January 1, 1990, however, the information does not necessarily present the information as it would have been had the Company operated as a REIT for all periods presented.



                                                    SIX MONTHS
                 YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
       -----------------------------------------   --------------
             COMBINED PREDECESSORS       COMPANY     COMPANY
       -------------------------------  ---------  --------------
         1990    1991    1992    1993     1994         1995
       ------- ------- ------- -------  ---------  --------------
        72.83   51.07   36.82   43.73    16.78         5.58



   The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income (including gain or loss on the sale of property) before REIT transaction related costs plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized, if any) and the amortization of debt issuance costs. To date, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and preferred share dividends are the same as the ratios presented above.

                         DESCRIPTION OF DEBT SECURITIES

GENERAL

   The Debt Securities will be direct obligations of the Company, which may be secured or unsecured, and which may be senior or subordinated indebtedness of the Company. An unqualified opinion of counsel as to legality of the Debt
Securities will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of the Debt Securities are made. The Debt Securities may be issued under one or more indentures, each dated as of a date on or before the issuance of the Debt Securities to which it relates and in the form that has been filed as an exhibit to the Registration Statement of which this Prospectus is a part, subject to such amendments or supplements as may be adopted from time to time. Each such indenture (collectively, the "Indenture") will be entered into between the Company and a trustee (the "Trustee"), which may be the same Trustee. The Indenture will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indenture and the Debt Securities are summaries of the anticipated provisions thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indenture and such Debt Securities. Capitalized terms used but not defined herein shall have the respective meanings set forth in the Indenture.

TERMS

   The particular terms of the Debt Securities offered by a Prospectus Supplement will be described in the particular Prospectus Supplement, along with any applicable modifications of or additions to the general terms of the Debt Securities as described herein and in the applicable Indenture and any applicable federal income tax considerations. Accordingly, for a description of the terms of any series of Debt Securities, reference must be made to both the Prospectus Supplement relating thereto and the description of the Debt Securities set forth in this Prospectus.

   Except as set forth in this Prospectus and any Prospectus Supplement, the Debt Securities may be issued without limits as to aggregate principal amount, in one or more series, in each case as established from time to time by the Company's Board of Directors or as set forth in the applicable Indenture or one or more indentures supplemental to the Indenture. All Debt Securities of one series need not be issued at the same time and, unless otherwise provided, a series may be reopened, without the consent of the holders of the Debt Securities of such series, for issuances of additional Debt Securities of such series.

   Each Indenture will provide that the Company may, but need not, designate more than one Trustee thereunder, each with respect to one or more series of Debt Securities. Any Trustee under an Indenture may resign or be removed with respect to one or more series of Debt Securities, and a successor Trustee may be appointed to act with respect to such series. If two or more persons are acting as Trustee with respect to different series of Debt Securities, each such Trustee shall be a Trustee of a trust under the applicable Indenture separate and apart from the trust administered by any other Trustee and, except as otherwise indicated herein, any action described herein to be taken by a Trustee may be taken by each such Trustee with respect to, and only with respect to, the one or more series of Debt Securities for which it is Trustee under the applicable Indenture.

   The following summaries set forth certain general terms and provisions of the Indenture and the Debt Securities. The Prospectus Supplement relating to the series of Debt Securities being offered will contain further terms of such Debt Securities, including the following specific terms:

      (a) the title of such Debt Securities;

      (b) the aggregate principal amount of such Debt Securities and any limit on such aggregate principal amount (subject to certain exceptions described in the Indenture);

      (c) the price (expressed as a percentage of the principal amount thereof or otherwise) at which such Debt Securities will be issued and, if other than the principal amount thereof, the portion of the principal amount thereof payable upon declaration of acceleration of the maturity thereof, or (if applicable) the portion of the principal amount of such Debt Securities that is convertible into Common Stock or Preferred Stock or the method by which any such portion shall be determined;

      (d) if convertible into Common Stock, Preferred Stock, or both, the terms on which such Debt Securities are convertible (including the initial conversion price or rate and conversion period) and, in connection with the preservation of the Company's status as a REIT, any applicable limitations on conversion or on the ownership or transferability of the Common Stock or the Preferred Stock into which such Debt Securities are convertible;

      (e) the date or dates, or the method for determining such date or dates, on which the principal of such Debt Securities will be payable;

      (f) the rate or rates, at which such Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates, or the method for determining such date or dates, from which any interest will accrue, the dates upon which any such interest will be payable, the record dates for payment of such interest, or the method by which any such dates shall be determined, and the basis upon which interest shall be calculated if other than that of a 360-day year of twelve 30-day months;

      (g) the place or places where the principal of (and premium, if any) and interest, if any, on such Debt Securities will be payable, where such Debt Securities may be surrendered for conversion, registration of transfer, or exchange (each to the extent applicable), and where notices or demands to or upon the Company in respect of such Debt Securities and the Indenture may be served;

      (h) the period or periods, if any, within which, the price or prices at which, and the terms and conditions upon which such Debt Securities may be redeemed, as a whole or, in part, at the Company's option (if the Company has the option to redeem);

      (i) the obligation, if any, of the Company to redeem, repay or purchase such Debt Securities pursuant to any sinking fund or analogous provision or at the option of a holder thereof, and the period or periods within which, the price or prices at which and the terms and conditions upon which such Debt Securities will be redeemed, repaid or purchased, as a whole or in part, pursuant to such obligation;

      (j) if other than U.S. dollars, the currency or currencies in which such Debt Securities are denominated and payable, which may be a foreign currency, currency unit, or a composite currency or currencies, and the terms and conditions relating thereto;

      (k) whether the amount of payments of principal of (and premium, if any) or interest, if any, on such Debt Securities may be determined with reference to an index, formula or other method (which index, formula or method may, but need not, be based on a currency, currencies, currency unit or units or composite currency or currencies) and the manner in which such amounts shall be determined;

      (l) whether such Debt Securities will be issued in certificated and/or book-entry form, and the identity of any applicable depositary for such Debt Securities;

      (m) whether such Debt Securities will be in registered or bearer form and, if in registered form, the denominations thereof if other than $1,000 and any integral multiple thereof and, if in bearer form, the denominations thereof and terms and conditions relating thereto;

      (n) the applicability, if any, of the defeasance and covenant defeasance provisions described herein or set forth in the applicable Indenture, or any modification thereof or addition thereto;

      (o) any deletions from, modifications of or additions to the events of default or covenants of the Company, described herein or in the applicable Indenture with respect to such Debt Securities, and any change in the right of any Trustee or any of the holders to declare the principal amount of any such Debt Securities due and payable;

      (p) whether and under what circumstances the Company will pay any additional amounts on such Debt Securities in respect of any tax, assessment or governmental charge to holders that are not United States persons, and, if so, whether the Company will have the option to redeem such Debt Securities in lieu of making such payment (and the terms of any such option);

      (q)  the  subordination   provisions,   if  any,  relating  to  such  Debt
   Securities;

      (r) the provisions, if any, relating to any security provided for such Debt Securities; and

      (s) any other terms of such Debt Securities not inconsistent with the provisions of the applicable Indenture.

   If so provided in the applicable Prospectus Supplement, the Debt Securities may be issued at a discount below their principal amount and provide for less than the entire principal amount thereof to be payable upon declaration of acceleration of the maturity thereof ("Original Issue Discount Securities"). In such cases, any special U.S. federal income tax, accounting and other considerations applicable to Original Issue Discount Securities will be described in the applicable Prospectus Supplement.

   Except as may be set forth in any Prospectus Supplement, the Debt Securities will not contain any provisions that would limit the Company's ability to incur indebtedness or that would afford holders of Debt Securities protection in the event of a highly leveraged or similar transaction involving the Company or in the event of a change of control. Certain existing restrictions on ownership and transfers of the Common Stock and Preferred Stock are, however, designed to preserve the Company's status as a REIT and, therefore, may act to prevent or hinder a change of control. See "Restrictions on Transfers of Capital Stock." Reference is made to the applicable Prospectus Supplement for information with respect to any deletions from, modifications of or additions to the events of default or covenants of the Company that are described below, including any addition of a covenant or other provision providing event risk or similar protection.

DENOMINATIONS, REGISTRATION AND TRANSFER

   Unless otherwise described in the applicable Prospectus Supplement, the Debt Securities of any series will be issuable in denominations of $1,000 and integral multiples thereof.

   Unless otherwise described in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any series of Debt Securities will be payable at the applicable Trustee's corporate trust office, the address of which will be set forth in the applicable Prospectus Supplement; provided, however, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

   Subject to certain limitations imposed on Debt Securities in the Indenture, the Debt Securities of any series will be exchangeable for any authorized denomination of other Debt Securities of the same series and of a like aggregate principal amount and tender upon surrender of such Debt Securities at the applicable Trustee's corporate trust office or at the applicable office of any agency of the Company. In addition, subject to certain limitations imposed on Debt Securities in the Indenture, the Debt Securities of any series may be surrendered for registration by transfer thereof at the applicable Trustee's corporate trust office or at the applicable office of any agency of the Company. Every Debt Security surrendered for registration of transfer or exchange shall be duly endorsed or accompanied by a written instrument of transfer and evidence of title and identity satisfactory to the Trustee, the Company, or its transfer agent, as applicable. No service charge will be made for any registration of transfer or exchange of any Debt Securities. However, (with certain exceptions) the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. If the applicable Prospectus Supplement refers to any transfer agent (in addition to the applicable Trustee) initially designated by the Company with respect to any series of Debt Securities, the Company may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that the Company will be required to maintain a transfer agent in each place of payment for such series. The Company may at any time designate additional transfer agents with respect to any series of Debt Securities.

   Neither the Company nor any Trustee shall be required to (a) issue, register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of mailing of notice of redemption of any Debt Securities of that series that may be selected for redemption and ending at the close of business on the day of mailing the relevant notice of redemption (or publication of such notice with respect to bearer securities); (b) register the transfer of or exchange any Debt Security, or portion thereof, so selected for redemption, in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part; or (c) issue, register the transfer of or exchange any Debt Security that has been surrendered for repayment at the holder's option, except the portion, if any, of such Debt Security not to be so repaid.

MERGER, CONSOLIDATION OR SALE OF ASSETS

   The Indenture will provide that the Company may, with or without the consent of the holders of any outstanding Debt Securities, consolidate with, or sell, lease or convey all or substantially all of its assets to, or merge with or into, any other entity, provided that (a) either the Company shall be the continuing entity, or the successor entity (if other than the Company) formed by or resulting from any such consolidation or merger or which shall have received the transfer of such assets shall be an entity organized and existing under the laws of the United States or a state thereof and such successor entity shall expressly assume the Company's obligation to pay the principal of (and premium, if any) and interest on all the Debt Securities and shall also assume the due and punctual performance and observance of all the covenants and conditions contained in the Indenture; (b) immediately after giving effect to such transaction and treating any indebtedness that becomes an obligation of such successor entity, the Company or any subsidiary as a result thereof as having been incurred by such successor entity, the Company or such subsidiary at the time of such transaction, no event of default under the Indenture, and no event that, after notice or the lapse of time, or both, would become such an event of default, shall have occurred and be continuing; and (c) an officers' certificate and legal opinion covering such conditions shall be delivered to each Trustee.

CERTAIN COVENANTS

   Existence. Except as permitted under "Consolidation, Merger, Sale, Lease or Conveyance," the Indenture will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, material rights (by certificate of incorporation, bylaws and statute) and material franchises; provided, however, that the Company shall not be required to preserve any right or franchise if its Board of Directors determines that the preservation thereof is no longer desirable in the conduct of its business.

   Maintenance of Properties. The Indenture will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and to cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the Company's judgment may be necessary so that the business carried on or in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries shall not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

   Insurance. The Indenture will require the Company to, and to cause each of its subsidiaries to, keep in force upon all of its properties and operations policies of insurance carried with responsible companies in such amounts and covering all such risks as shall be customary in the industry in accordance with prevailing market conditions and availability.

   Payment of Taxes and Other Claims. The Indenture will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (a) all taxes, assessments and governmental charges levied or imposed on it or any subsidiary or on the income, profits or property of the Company or any subsidiary and (b) all lawful claims for labor, materials and supplies that, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings.

   Provision of Financial Information.  Whether or not the Company is subject to
Section 13 or 15(d) of the Exchange Act, the Indenture will require the Company, within 15 days after each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the Commission if the Company were so subject, (a) to transmit by mail to all holders of Debt Securities, as their names and addresses appear in the applicable register for such Debt Securities, without cost to such holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, (b) to file with the Trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such Sections, and (c) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of such documents to any prospective holder of Debt Securities.

   Additional Covenants. Any additional covenants of the Company with respect to any of the series of Debt Securities will be set forth in the Prospectus Supplement relating thereto.

EVENTS OF DEFAULT, NOTICE AND WAIVER

   Unless otherwise provided in the applicable Indenture, each Indenture will provide that the following events are "events of default" with respect to any series of Debt Securities issued thereunder: (a) default for 30 days in the payment of any installment of interest on any Debt Security of such series; (b) default in the payment of the principal of (or premium, if any, on) any Debt Security of such series at its Maturity; (c) default in making any sinking fund payment as required for any Debt Security of such series; (d) default in the performance or breach of any other covenant or warranty of the Company contained in the Indenture (other than a covenant or warranty a default in the performance of which or the breach of which is elsewhere in this paragraph specifically dealt with), continued for 60 days after written notice as provided in the applicable Indenture; (e) a default under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any of its subsidiaries (including obligations under leases required to be capitalized on the balance sheet of the lessee under generally accepted accounting principles), in an aggregate principal amount in excess of $10 million or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its subsidiaries (including such leases), in an aggregate principal amount in excess of $10 million, whether such indebtedness now exists or shall hereafter be created, which default shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable or such obligations being accelerated, without such acceleration having been rescinded or annulled; (f) certain events of bankruptcy, insolvency or reorganization, or court appointment of a receiver, liquidator or trustee of the Company or any Significant Subsidiary of the Company; and (g) any other Event of Default as defined with respect to a particular series of Debt Securities. The term "Significant Subsidiary" has the meaning ascribed to such term in Regulation S-K promulgated under the Securities Act.

   If an event of default under any Indenture with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the applicable Trustee or the holders of not less than 25% in principal amount of the outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Original Issue Discount Securities or indexed securities, such portion of the principal amount as may be specified in the terms thereof) of all the Debt Securities of that series to be due and payable immediately by written notice thereof to the Company (and to the applicable Trustee if given by the holders). However, at any time after such a declaration of acceleration with respect to Debt Securities of such series has been made, but before a judgment or decree for payment of the money due has been obtained by the applicable Trustee, the holders of not less than a majority of the principal amount of the outstanding Debt Securities of such series may rescind and annul such declaration and its consequences if (a) the Company shall have deposited with the applicable Trustee all required payments of the principal of (and premium, if any) and overdue interest on the Debt Securities of such series, plus certain fees, expenses, disbursements and advances of the applicable Trustee and (b) all events of default, other than the nonpayment of accelerated principal (or specified portion thereof), with respect to Debt Securities of such series have been cured or waived as provided in the

Indenture. The Indenture will also provide that the holders of not less than a majority in principal amount of the outstanding Debt Securities of any series may waive any past default with respect to such series and its consequences, except a default (y) in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or (z) in respect of a covenant or provision contained in the Indenture that cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

   The Indenture will require each Trustee to give notice to the holders of Debt Securities within 90 days of a default under the Indenture unless such default shall have been cured or waived; provided, however; that such Trustee may withhold notice to the holders of any series of Debt Securities of any default with respect to such series (except a default in the payment of the principal of (or premium, if any) or interest on any Debt Security of such series or in the payment of any sinking fund installment in respect of any Debt Security of such series) if specified responsible officers of the Trustee consider such withholding to be in such holders' interest.

   The Indenture will provide that no holders of Debt Securities of any series may institute any proceedings, judicial or otherwise, with respect to the Indenture or for any remedy thereunder, except in the case of failure of the Trustee, for 60 days, to act after it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding Debt Securities of such series, as well as an offer of indemnity reasonably satisfactory to it and no contrary directions from the holders of more than 50% of the outstanding Debt Securities of such series. This provision will not prevent, however, any holder of Debt Securities from instituting suit for the enforcement of payment of the principal of (and premium, if any) and interest on such Debt Securities at the respective due dates thereof.

   The Indenture will provide that the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of any series of Debt Securities then outstanding under the Indenture, unless such holders shall have offered to the Trustee reasonable security or indemnity. The holders of not less than a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred upon the Trustee. The Trustee may, however, refuse to follow any direction that is in conflict with any law or the Indenture or that may involve the Trustee in personal liability or that may be unduly prejudicial to the holders of Debt Securities of such series not joining therein.

MODIFICATION OF THE INDENTURE

   Modifications and amendments of any Indenture with respect to any series will be permitted only with the consent of the holders of not less than a majority in principal amount of all outstanding Debt Securities of such series; provided, however, that no such modification or amendment may, without the consent of the holder of each Debt Security of such series, (a) change the Stated Maturity of the principal of, or any installment of principal of or interest (or premium, if any) on any such Debt Security; (b) reduce the principal amount of, or the rate or amount of interest on, or any premium payable on redemption of, any such Debt Security, or reduce the amount of principal of an Original Issue Discount Security that would be due and payable upon declaration of acceleration of the Maturity thereof or would be provable in bankruptcy, or adversely affect any right of repayment of the holder of any such Debt Security; (c) change the place of payment, or the coin or currency, for payment of principal of (and premium, if any), or interest on any such Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any such Debt Security on or after the Stated Maturity or redemption date thereof; (e) reduce the above-stated percentage of outstanding Debt Securities of any series necessary to modify or amend the Indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder or to reduce the quorum or voting requirements set forth in the Indenture; or (f) modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of such Debt Security.

   The holders of a majority in aggregate principal amount of outstanding Debt Securities of each series may, on behalf of all holders of Debt Securities of that series waive, insofar as that series is concerned, compliance by the Company with certain restrictive covenants in the applicable Indenture.

   Modifications and amendments of the Indenture will be permitted to be made by the Company and the Trustee without the consent of any holder of Debt Securities for any of the following purposes: (a) to evidence the succession of another person to the Company as obligor under the Indenture; (b) to add to the covenants of the Company for the benefit of the holders of all or any series of Debt Securities or to surrender any right or power conferred upon the Company in the Indenture; (c) to add additional events of default for the benefit of the holders of all or any series of Debt Securities; (d) to add or change certain provisions of the Indenture to facilitate the issuance of, or to liberalize certain terms of, Debt Securities in bearer form, or to permit or facilitate the issuance of Debt Securities in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect; (e) to change or eliminate any provisions of the Indenture, provided that any such change or elimination shall become effective only when there are no Debt Securities outstanding of any series created prior thereto that are entitled to the benefit of such provision; (f) to secure the Debt Securities; (g) to establish the form or terms of Debt Securities of any Series, including the provisions and procedures, if applicable, for the conversion of such Debt Securities into Common Stock or Preferred Stock; (h) to provide for the acceptance of appointment by a successor Trustee or facilitate the administration of the trusts under the Indenture by more than one Trustee; (i) to cure any ambiguity, defect or inconsistency in the Indenture; provided, however, that such action shall not adversely affect the interests of holders of Debt Securities of any series in any material respect; or (j) to supplement any of the provisions of the Indenture to the extent necessary to permit or facilitate defeasance and discharge of any series of such Debt Securities, provided, however, that such action shall not adversely affect the interests of the holders of the Debt Securities of any series in any material respect.

   The Indenture will provide that in determining whether the holders of the requisite principal amount of outstanding Debt Securities of a series have given any request, demand, authorization, direction, notice, consent or waiver thereunder or whether a quorum is present at a meeting of holders of Debt Securities, (a) the principal amount of an Original Issue Discount Security that shall be deemed to be outstanding shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon declaration of acceleration of the maturity thereof, (b) the principal amount of any Debt Security denominated in a foreign currency that shall be deemed outstanding shall be the U.S. dollar equivalent, determined on the issue date for such Debt Security, of the principal amount (or, in the case of an Original Issue Discount Security, the U.S. dollar equivalent on the issue date of such Debt Security of the amount determined as provided in (a) above), (c) the principal amount of an indexed security that shall be deemed outstanding shall be the principal face amount of such indexed security at original issuance, unless otherwise provided with respect to such indexed security in the applicable Indenture, and (d) Debt Securities owned by the Company or any other obligor upon the Debt Securities or any affiliate of the Company or of such other obligor shall be disregarded.

   The Indenture will contain provisions for convening meetings of the holders of Debt Securities of a series. A meeting may be permitted to be called at any time by the Trustee, and also, upon request, by the Company or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice given as provided in the Indenture. Except for any consent that must be given by the holder of each Debt Security affected by certain modifications and amendments of the Indenture, any resolution presented at a meeting or adjourned meeting duly reconvened at which a quorum is present may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding Debt Securities of that series; provided, however, that, except as referred to above, any resolution with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that may be made, given or taken by the holders of a specified percentage, which is less than a majority, in principal amount of the outstanding Debt Securities of a series may be adopted at a meeting or adjourned meeting duly reconvened at which a quorum is present by the affirmative vote of the holders of such specified percentage in principal amount of the outstanding Debt Securities of that series. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in  accordance  with  the  Indenture  will be  binding  on all  holders  of Debt
Securities of that series. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series; provided, however, that if any action is to be taken at such meeting with respect to a consent or waiver that may be given by the holders of not less than a specified percentage in principal amount of the outstanding Debt Securities of a series, the persons holding or representing such specified percentage in principal amount of the outstanding Debt Securities of such series will constitute a quorum.

   Notwithstanding the foregoing provisions, the Indenture will provide that if any action is to be taken at a meeting of holders of Debt Securities of any series with respect to any request, demand, authorization, direction, notice, consent, waiver or other action that the Indenture expressly provides may be made, given or taken by the holders of a specified percentage in principal amount of all outstanding Debt Securities affected thereby, or of the holders of such series and one or more additional series: (a) there shall be no minimum quorum requirement for such meeting and (b) the principal amount of the outstanding Debt Securities of such series that vote in favor of such request, demand, authorization, direction, notice, consent, waiver or other action shall be taken into account in determining whether such request, demand, authorization, direction, notice, consent, waiver or other action has been made, given or taken under the Indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

   If provided for in the applicable Prospectus Supplement, the Company will be permitted, at its option, to discharge certain obligations to holders of any series of Debt Securities by irrevocably depositing with the applicable Trustee, in trust, funds in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable in an amount sufficient to pay the entire indebtedness on such Debt Securities in respect of principal (and premium, if any) and interest.

   If provided for in the applicable Prospectus Supplement, the Company may elect either to (a) defease and be discharged from any and all obligations with respect to any series of Debt Securities (except for the obligation to pay additional amounts, if any, upon the occurrence of certain events of tax, assessment or governmental charge with respect to payments on such Debt Securities and the obligations to register the transfer or exchange of such Debt Securities, to replace temporary or mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of such Debt Securities and to hold money for payment in trust) ("defeasance") or (b) be released from certain obligations with respect to such Debt Securities under the applicable Indenture (generally being the restrictions described under "Certain Covenants," herein) or, if provided in the applicable Prospectus Supplement, its obligations with respect to any other covenant, and any omission to comply with such obligations shall not constitute a default or an event of default with respect to such Debt Securities ("covenant defeasance"), in either case upon the irrevocable deposit by the Company with the applicable Trustee, in trust, of an amount, in such currency or currencies, currency unit or units or composite currency or currencies in which such Debt Securities are payable at Stated Maturity, or Government Obligations (as defined below), or both, applicable to such Debt Securities that through the scheduled payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) and interest on such Debt Securities, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor.

   Such a trust may only be established if, among other things, the Company has delivered to the applicable Trustee an opinion of counsel (as specified in the applicable indenture) to the effect that the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred, and such opinion of counsel, in the case of defeasance, must refer to and be based on a ruling of the Internal Revenue Service (the "IRS") or a change in applicable U.S. federal income tax law occurring after the date of the Indenture. In the event of such defeasance, the holders of such Debt Securities would thereafter be able to look only to such trust fund for payment of principal (and premium, if any) and interest.

   "Government Obligations" means securities that are (a) direct obligations of the United States of America or the government which issued the foreign currency in which the Debt Securities of a particular series are payable, for the payment of which its full faith and credit is pledged, or (b) obligations of a person controlled or supervised by and acting as an agency or instrumentality of the United States of America or such government which issued the foreign Currency in which the Debt Securities of such series are payable, the payment of which is unconditionally guaranteed as a full faith and credit Obligation by the United States of America or such other government, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligation held by such custodian for the account of the holder of a depository receipt; provided, however, that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

   Unless otherwise provided in the applicable Prospectus Supplement, if after the Company has deposited funds and/or Government Obligations to effect defeasance or covenant defeasance with respect to Debt Securities of any series,
(a) the holder of a Debt Security of such series is entitled to, and does, elect pursuant to the applicable Indenture or the terms of such Debt Security to receive payment in a currency, currency unit or composite currency other than that in which such deposit has been made in respect of such Debt Security or (b) a Conversion Event (as defined below) occurs in respect of the currency, currency unit or composite currency in which such deposit has been made, the indebtedness represented by such Debt Security will be deemed to have been, and will be, fully discharged and satisfied through the payment of the principal of (and premium, if any) and interest on such Debt Security as they become due out of the proceeds yielded by converting the amount so deposited in respect of such Debt Security into the currency, currency unit or composite currency in which such Debt Security becomes payable as a result of such election or Conversion Event based on the applicable market exchange rate. "Conversion Event" means the cessation of use of (i) a currency, currency unit or composite currency both by the government of the country which issued such currency and for the settlement of transactions by a central bank or other public institution of or within the international banking community, (ii) the ECU both within the European Monetary System and for the settlement of transactions by public institutions of or within the European Communities, or (iii) any currency unit or composite currency other than the ECU for the purposes for which it was established. Unless otherwise provided in the applicable Prospectus Supplement, all payments of principal of (and premium, if any) and interest on any Debt Security that is payable in a foreign currency that ceases to be used by its government of issuance shall be made in U.S. dollars.

   In the event the Company effects covenant defeasance with respect to any Debt Securities and such Debt Securities are declared due and payable because of the occurrence of any event of default other than the event of default described in clause (d) under "Events of Default, Notice and Waiver" with respect to the specified sections of the applicable Indenture (which sections would no longer be applicable to such Debt Securities) or clause (g) thereunder with respect to any other covenant as to which there has been covenant defeasance, the amount in such currency, currency unit or composite currency in which such Debt Securities are payable, and Government Obligations on deposit with the applicable Trustee, will be sufficient to pay amounts due on such Debt Securities at the time of their stated maturity, but may not be sufficient to pay amounts due on such Debt Securities at the time of the acceleration resulting from such event of default. The Company would, however, remain liable to make payment of such amounts due at the time of acceleration.

   The applicable Prospectus Supplement may further describe the provisions, if any, permitting such defeasance or covenant defeasance, including any modifications to the provisions described above, with respect to the Debt Securities of or within a particular series.

CONVERSION RIGHTS

   The terms and conditions, if any, upon which the Debt Securities are convertible into Common Stock or Preferred Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include whether such Debt Securities are convertible into Common Stock or Preferred Stock, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be, at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities and any restrictions on conversion, including restrictions directed at maintaining the Company's REIT status.

PAYMENT

   Unless otherwise specified in the applicable Prospectus Supplement, the principal of (and applicable premium, if any) and interest on any Series of Debt Securities will be payable at the Trustee's corporate trust office, the address of which will be stated in the applicable Prospectus Supplement; provided, however, that, at the Company's option, payment of interest may be made by check mailed to the address of the person entitled thereto as it appears in the applicable register for such Debt Securities or by wire transfer of funds to such person at an account maintained within the United States.

   All amounts paid by the Company to a paying agent or a Trustee for the payment of the principal of or any premium or interest on any Debt Security that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the holder of such Debt Security thereafter may look only to the Company for payment thereof, subject to applicable state escheat laws.

GLOBAL SECURITIES

   The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (the "Global Securities") that will be deposited with, or on behalf of, a depositary identified in the applicable Prospectus Supplement relating to such series. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the applicable Prospectus Supplement relating to such Series.

                           DESCRIPTION OF COMMON STOCK

   The Company has authority to issue 200,000,000 shares of Common Stock, par value $.01 per share (the "Common Stock"). At September 14, 1995, the Company had outstanding 40,250,719 shares of Common Stock.

GENERAL

   The following description of the Common Stock sets forth certain general terms and provisions of the Common Stock to which any Prospectus Supplement may relate, including a Prospectus Supplement providing that the Common Stock will be issuable upon conversion of Debt Securities or Preferred Stock. An unqualified opinion of counsel as to legality of the Common Stock will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of Common Stock are made. The statements below describing the Common Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and Bylaws.

TERMS

   Subject to the preferential rights of any other shares or series of stock, holders of Common Stock will be entitled to receive dividends when, as and if declared by the Company's Board of Directors out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on the Preferred Stock. See "Description of Preferred Stock." Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts owing with respect to any outstanding Preferred Stock. The Common Stock will possess ordinary voting rights for the election of directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of Common Stock will not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all the shares of the Company's Common Stock voting for the election of directors can elect all the directors if they choose to do so and the holders of the remaining shares of Common Stock cannot elect any directors. Holders of shares of Common Stock will not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. All shares of Common Stock now outstanding are, and additional shares of Common Stock offered will be when issued, fully paid and nonassessable; and no shares of Common Stock are or will be subject to any exchange or conversion rights.

RESTRICTIONS ON OWNERSHIP

   For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, actually or constructively, by a single person or entity of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

   The registrar and transfer agent for the Common Stock is Gemisys Transfer Agents, 7103 South Revere Parkway, Englewood, CO 80112.

                         DESCRIPTION OF PREFERRED STOCK

   The Company's Certificate of Incorporation does not currently authorize the issuance of Preferred Stock. Subject to approval by the Company's stockholders at the Company's next annual meeting, the Restated Certificate of Incorporation will be amended to provide for the issuance of shares of Preferred Stock as described below. No shares of Preferred Stock will be issued or sold under the Registration Statement prior to proper authorization of the Preferred Stock.

GENERAL

   The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. An unqualified opinion of counsel as to legality of the Preferred Stock will be obtained by the Company and filed by means of a post-effective amendment or Form 8-K prior to the time any sales of Preferred Stock are made. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Certificate of Incorporation (including the applicable Certificate of Designations) and Bylaws.

   Shares of Preferred Stock may be issued from time to time in one or more series as authorized by the Company's Board of Directors. Subject to limitations prescribed by the Delaware General Corporation Law and the Certificate of Incorporation, the Company's Board of Directors will be authorized to fix the number of shares constituting each series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution by the Board of Directors or a duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

   Reference is made to the Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

      (a) the title and stated value of such Preferred Stock;

      (b) the number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

      (c) the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

      (d)  the  date  from  which   dividends  on  such  Preferred  Stock  shall
   accumulate;

      (e) the procedures for any auction and remarketing, if any, for such Preferred Stock;

      (f) the provision for a sinking fund, if any, for such Preferred Stock;

      (g) any voting rights of such Preferred Stock;

      (h) the provision for redemption, if applicable, of such Preferred Stock;

      (i) any listing of such Preferred Stock on any securities exchange;

      (j) the terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

      (k) a discussion of federal income tax considerations applicable to such Preferred Stock;

      (l) any limitations on actual, beneficial or constructive ownership and restrictions on transfer, in each case as may be appropriate to preserve the Company's REIT status;

      (m) the relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

      (n) any limitations on issuance of any series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

      (o)  any  other  specific  terms,  preferences,   rights,  limitations  or
   restrictions of such Preferred Stock.

RANK

   Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company, rank (a) senior to all Common Stock and to all equity or other securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (b) on a parity with all equity securities issued by the Company the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the affairs of the Company; and (c) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the affairs of the Company. For these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

   Holders of shares of the Preferred Stock of each series shall be entitled to receive, when, as and if declared by the Company's Board of Directors, out of the Company's assets legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the Company's stock transfer books on such record dates as shall be fixed by the Company's Board of Directors.

   Dividends on any series of Preferred Stock will be cumulative. Dividends will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

   If any shares of Preferred Stock of any series are outstanding, full dividends shall not be declared or paid or set apart for payment on the Preferred Stock of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment on the Preferred Stock of such series for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared on shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends of such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Preferred Stock of such series and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series that may be in arrears.

   Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in the Common Stock or other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set aside for payment nor shall any other distribution be declared or made on the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any amounts be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company (except by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation).

   Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series that remains payable.

REDEMPTION

   If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the Company's option, as a whole or in part, in each case on the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

   The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

   Notwithstanding the foregoing, unless full cumulative dividends on all shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no shares of such series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the Company's REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series. In addition, unless full cumulative dividends on all outstanding shares of such series of Preferred Stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, the Company shall not purchase or otherwise acquire directly or indirectly any shares of Preferred Stock of such series (except by conversion into or exchange for capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation); provided, however, that the foregoing shall not prevent the purchase or acquisition of shares of Preferred Stock of such series to preserve the Company's REIT status or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding shares of Preferred Stock of such series.

   If fewer than all the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company that is consistent with the Certificate of Incorporation.

   Notice of redemption will be mailed at least 30, but not more than 60, days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the Company's stock transfer books. Each notice shall state: (a) the redemption date; (b) the number of shares and series of the Preferred Stock to be redeemed; (c) the redemption price; (d) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (e) that dividends on the shares to be redeemed will cease to accumulate on such redemption date; and (f) the date on which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder and, upon redemption, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set aside by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. In order to facilitate the redemption of shares of Preferred Stock of any series, the Board of Directors may fix a record date for the determination of shares of such series of Preferred Stock to be redeemed.

   Subject to applicable law and the limitation on purchases when dividends on a series of Preferred Stock are in arrears, the Company may, at any time and from time to time purchase any shares of such series of Preferred Stock in the open market, by tender or by private agreement.

LIQUIDATION PREFERENCE

   Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of the Common Stock or any other class or series of capital stock of the Company ranking junior to any series of the Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the affairs of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Preferred Stock will have no right or claim to any of the remaining assets of the Company. If, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

   If liquidating distributions shall have been made in full to all holders of any series of Preferred Stock, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other entity, or the sale, lease, transfer or conveyance of all or substantially all of the Company's property or business, shall not be deemed to constitute a liquidation, dissolution or winding up of the affairs of the Company.

VOTING RIGHTS

   Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

   Unless provided otherwise for any series of Preferred Stock, so long as any shares of Preferred Stock of a series remain outstanding, the Company shall not, without the affirmative vote or consent of the holders of at least a majority of the shares of such series of Preferred Stock outstanding at the time, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the

Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares; or (b) amend, alter or repeal the provisions of the Certificate of Incorporation or the Certificate of Designations for such series of Preferred Stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

   The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption upon proper notice and sufficient funds shall have been deposited in trust to effect such redemption.

   Under Delaware law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon a proposed amendment to the Certificate of Incorporation, whether or not entitled to vote thereon by the Restated Certificate of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such series, increase or decrease the par value of the shares of such series, or alter or change the powers, preferences or special rights of the shares of such series so as to affect them adversely.

CONVERSION RIGHTS

   The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Preferred Stock.

RESTRICTIONS ON OWNERSHIP

   For the Company to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year. To assist the Company in meeting this requirement, the Company may take certain actions to limit the beneficial ownership, actually or constructively, by a single person or entity of the Company's outstanding equity securities. See "Restrictions on Transfers of Capital Stock."

TRANSFER AGENT

   The transfer agent and registrar for any series of Preferred Stock will be set forth in the applicable Prospectus Supplement.

                   RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK

   For the Company to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such capital stock must be beneficially owned by 100 or more persons during at least 355 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To ensure that the Company remains qualified as a REIT, the Certificate of Incorporation, subject to certain exceptions, provides that a transfer of Common Stock is void if it would result in Beneficial Ownership (as defined below) of the Common Stock in excess of the Ownership Limit (as defined below) or would result in the Common Stock being beneficially owned by less than 100 persons. "Transfer" generally means any sale, transfer, gift, assignment, devise or other disposition of Common Stock, whether voluntary or involuntary, whether of record or beneficially and whether by operation of law or otherwise. "Beneficial Ownership" generally means ownership of Common Stock by a person who would be treated as an owner of such shares of Common Stock either actually or constructively through the application of Section 544 of the Internal Revenue Code of 1986, as modified by Section 856(h)(1)(B) of the Internal Revenue Code of 1986. "Ownership Limit" generally means 9.8% of the outstanding Common Stock of the Company and, after certain adjustments pursuant to the Certificate of Incorporation, means such greater percentage of the outstanding Common Stock as so adjusted. The Board of Directors may, in its discretion, adjust the Ownership Limit of any Person provided that after such adjustment, the Ownership Limit of all other persons shall be adjusted such that in no event may any five persons Beneficially Own more than 49% of the Common Stock. Any class or series of Preferred Stock may be subject to these restrictions if so stated in the resolutions providing for the issuance of such Preferred Stock. The Restated Certificate of Incorporation provides certain remedies to the Board of Directors in the event the restrictions on Transfer are not met.

   All certificates of Common Stock, any other series of the Company's Common Stock and any class or series of Preferred Stock will bear a legend referring to the restrictions described above and as described in the certificate of designation relating to any issuance of Preferred Stock. All persons who have Beneficial Ownership or who are a shareholder of record of a specified percentage (or more) of the outstanding capital stock of the Company must file a notice with the Company containing information regarding their ownership of stock as set forth in the Treasury Regulations. Under current Treasury Regulations, the percentage is set between .5% and 5%, depending on the number of record holders of capital stock.

   This ownership limitation may have the effect of precluding acquisition of control of the Company by a third party unless the Board of Directors determines that maintenance of REIT status is no longer in the best interests of the Company.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

   The following summary of certain federal income tax considerations to the Company is based on current law, is for general information only, and is not tax advice. The tax treatment of a holder of any of the Securities will vary depending on the terms of the specific Securities acquired by such holder, as well as his or her particular situation. This discussion does not attempt to address any aspects of federal income taxation relating to holders of Securities. Certain federal income tax considerations relevant to a holder of Securities will be provided in the Prospectus Supplement relating thereto.

   EACH INVESTOR IS ADVISED TO CONSULT THE APPLICABLE PROSPECTUS SUPPLEMENT, AS WELL AS HIS OR HER OWN TAX ADVISOR, REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE ACQUISITION, OWNERSHIP AND SALE OF THE OFFERED SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE LAWS.


QUALIFICATION OF THE COMPANY AS A REIT; OPINION OF COUNSEL

   The Company has elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with its fiscal year ended December 31, 1994. The election to be taxed as a REIT will continue until it is revoked or otherwise terminated. The most important consequence to the Company of being treated as a REIT for federal income tax purposes is that it will not be subject to federal corporate income taxes on net income that is currently distributed to its stockholders. This treatment substantially eliminates the "double taxation" (at the corporate and stockholder levels) that typically results when a corporation earns income and distributes that income to stockholders in the form of a dividend. Accordingly, if the Company at any time fails to qualify as a REIT, the Company will be taxed on its distributed income, thereby reducing the amount of cash available for distribution to its stockholders.

   In the opinion of Kutak Rock, counsel to the Company, commencing with the taxable year ended December 31, 1994, the Company has been organized in conformity with the requirements for qualification as a REIT and its proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code. This opinion is based on various assumptions and is conditioned upon the representations of the Company as to factual matters. Moreover, continued qualification and taxation as a REIT will depend on the Company's ability to satisfy on a continuing basis certain distribution levels, diversity of stock ownership and various qualification tests imposed by the Code as summarized below. While the Company intends to operate so that it will continue to qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in the circumstances of the Company, no assurance can be given by counsel or the Company that the Company will so qualify for any particular year. Kutak Rock will not review compliance with these tests on a continuing basis, and will not undertake to update its opinion subsequent to the date hereof.

TAXATION OF THE COMPANY AS A REIT

   If the Company qualifies for taxation as a REIT, it generally will not be subject to federal income tax on net income that is currently distributed to its stockholders. The Company may, however, be subject to certain federal taxes based on the amount of its distributions or its inability to meet certain REIT qualification requirements. These taxes are the following:

   Tax on Undistributed Income. First, if the Company does not distribute all of its net taxable income, including any net capital gain, the Company would be taxed at regular corporate rates on the undistributed income or gains.

   Tax on Prohibited Transactions. Second, if the Company has net income from certain prohibited transactions, including sales or dispositions of property held primarily for sale to customers in the ordinary course of business, such net income would be subject to a 100% confiscatory tax.

   Tax on Failure to Meet Gross Income Requirements. Third, if the Company should fail to meet either the 75% or 95% gross income test as described below but still qualify for REIT status because, among other requirements, it was able to show that such failure was due to reasonable cause, it will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount, if any, by which the Company failed either the 75% or the 95% gross income test, multiplied by (b) a fraction intended to reflect the Company's profitability.

   Tax on Failure to Meet Distribution Requirements. Fourth, if the Company should fail to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

   Alternative Minimum Tax. Fifth, the Company may be subject to alternative minimum tax on certain items of tax preference.

   Tax on Foreclosure Property. Sixth, if the Company has (a) net income from the sale or other disposition of foreclosure property that is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

   Tax on Built-In Gain. Seventh, if during the 10-year period (the "Recognition Period") beginning on the date that the Company's corporate predecessor merged with and into the Company, the Company recognizes gain on the disposition of any asset acquired by the Company from the corporate predecessor, then to the extent of the excess of (a) the fair market value of such asset as of the beginning of such Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period, such gain will be subject to tax at the highest regular corporate rate pursuant to IRS regulations that have not yet been promulgated.

OVERVIEW OF REIT QUALIFICATION RULES

   The following  summarizes the basic  requirements for REIT status:

      (a) The Company must be a corporation, trust or association that is managed by one or more trustees or directors.

      (b) The Company's stock or beneficial interests must be transferable and held by more than 100 stockholders, and no more than 50% of the value of the Company's stock may be held, actually or constructively, by five or fewer individuals (defined in the Code to include certain entities).

      (c) Generally, 75% (by value) of the Company's investments must be in real estate, mortgages secured by real estate, cash or government securities.

      (d) The Company must meet three gross income tests:

         (i) First, at least 75% of the gross income must be derived from specific real estate sources;

         (ii) Second, at least 95% of the gross income must be from the real estate sources includable in the 75% test, or from dividends, interest or gains from the sale or disposition of stock and securities; and

         (iii) Third, less than 30% of the gross income may be derived from the sale of real estate assets held for less than four years, from the sale of certain "dealer" properties or from the sale of stock or securities having a short-term holding period.

      (e) The Company must distribute to its stockholders in each taxable year an amount at least equal to 95% of the Company's "REIT taxable income" (which is generally equivalent to taxable ordinary income and is defined below).

   The discussion set forth below explains these REIT qualification requirements in greater detail. It also addresses how these highly technical rules may be expected to impact the Company in its operations, noting areas of uncertainty that perhaps could lead to adverse consequences to the Company and its stockholders.

   Share Ownership. The Company's shares of stock are fully transferable and are subject to transfer restrictions set forth in its Certificate of Incorporation. Furthermore, the Company has more than 100 shareholders and its Certificate of Incorporation provides, to decrease the possibility that the Company will ever be closely held, that no individual, corporation or partnership is permitted to actually or constructively own more than 9.8% of the number of outstanding shares of Common Stock. The Ownership Limit may be adjusted, however, by the Company's Board of Directors in certain circumstances. Purported transfers which would violate the Ownership Limit will be void. In addition, shares of Common Stock acquired in excess of the Ownership Limit may be redeemed by the Company. The ownership and transfer restrictions pertaining generally to a particular issue of Preferred Stock will be described in the Prospectus Supplement relating to such issue.

   Nature of Assets. On the last day of each calendar quarter, at least 75% of the value of the Company's total assets must consist of (a) real estate assets (including interests in real property and mortgages on loans secured by real property), (b) cash and cash items (including receivables), and (c) government securities (collectively, the "real estate assets"). Except for certain partnerships and "qualified REIT subsidiaries," as described below, the securities of any issuer, other than the United States government, may not represent more than 5% of the value of the Company's total assets or 10% of the outstanding voting securities of any one issuer.

   While, as noted above, a REIT cannot own more than 10% of the outstanding voting securities of any single issuer, an exception to this rule permits REITs to own "qualified REIT subsidiaries." A "qualified REIT subsidiary" is any corporation in which 100% of its stock is owned by the REIT at all times during which the corporation was in existence. The Company currently has two wholly owned corporate subsidiaries that were formed and 100% owned at all times during their existence by the Company. These corporations will be treated as "qualified REIT subsidiaries" and will not adversely affect the Company's qualification as a REIT.

   The Company may acquire interests in partnerships that directly or indirectly own and operate properties similar to those currently owned by the Company. The Company, for purposes of satisfying its REIT asset and income tests, will be treated as if it owns a proportionate share of each of the assets of these partnerships attributable to such interests. For these purposes, the Company's interest in each of the partnerships will be determined in accordance with its capital interest in such partnership. The character of the various assets in the hands of the partnership and the items of gross income of the partnership will remain the same in the Company's hands for these purposes. Accordingly, to the extent the partnership receives qualified real estate rentals and holds real property, a proportionate share of such qualified income and assets, based on the Company's capital interest in the partnerships, will be treated as qualified rental income and real estate assets of the Company for purposes of determining its REIT characterization. It is expected that substantially all the properties of the partnerships will constitute real estate assets and generate qualified rental income for these REIT qualification purposes.

   This treatment for partnerships is conditioned on the treatment of these entities as partnerships for federal income tax purposes (as opposed to associations taxable as corporations). If any of the partnerships is treated as an association, it would be taxable as a corporation. In such situation, if the Company's ownership in any of the partnerships exceeded 10% of the partnership's voting interests or the value of such interest exceeded 5% of the value of the Company's assets, the Company would cease to qualify as a REIT. Furthermore, in such a situation, distributions from any of the partnerships to the Company would be treated as dividends, which are not taken into account in satisfying the 75% gross income test described below and which could therefore make it more difficult for the Company to qualify as a REIT for the taxable year in which such distribution was received. In addition, in such a situation, the interest in any of the partnerships held by the Company would not qualify as "real estate assets," which could make it more difficult for the Company to meet the 75% asset test described above. Finally, in such a situation, the Company would not be able to deduct its share of any losses generated by the partnerships in computing its taxable income. The Company will take all steps reasonably necessary to ensure that any partnership in which it acquires an interest will be treated for tax purposes as a partnership (and not as an association taxable as a corporation). However, there can be no assurance that the IRS may not successfully challenge the tax status of any such partnership.

   Income Tests. To maintain its qualification as a REIT, the Company must meet three gross income requirements that must be satisfied annually. First, at least 75% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of temporary investments. Second, at least 95% of the REIT's gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. Third, short-term gain from the sale or other disposition of stock or securities, gain from prohibited transactions and gain from the sale or other disposition of real property held for less than four years (apart from involuntary conversions and sales of foreclosure property) must represent less than 30% of the REIT's gross income (including gross income from prohibited transactions) for each taxable year.

   Rents received by the Company on the lease of its properties will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income test if the Company, or an owner of 10% or more of the Company, actually or constructively owns 10% or more of such tenant (a "Related-Party Tenant"). Third, if rent attributable to personal property leased in connection with the lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." The Company does not anticipate charging rent for any property that is based in whole or in part on the income or profits of any person (other than rent based on a fixed percentage or percentages of receipts or sales) and the Company does not anticipate receiving any rents from Related-Party Tenants. Furthermore, the Company expects that in substantially all cases the rents attributable to its leased personal property will be less than 15% of the total rent payable under such lease.

   Finally, for rents to qualify as "rents from real property," the Company must not operate or manage the property or furnish or render services to tenants unless the Company furnishes or renders such services through an independent contractor from whom the Company derives no revenue. The Company need not utilize an independent contractor to the extent that services provided by the Company are usually and customarily rendered in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." The Company does not anticipate that it will provide any services with respect to its properties.

   The Company intends to monitor the percentage of nonqualifying income and reduce the percentage of nonqualifying income if necessary. Because the income tests are based on a percentage of total gross income, increases in qualifying rents will reduce the percentage of nonqualifying income. In addition, the Company intends to acquire additional real estate assets that would generate qualifying income, thereby lowering the percentage of total nonqualifying income. Increases in other nonqualifying income may similarly affect these calculations. Reference is made to the applicable Prospectus Supplement for a current discussion, if any, relating to the amount of nonqualifying income expected to be generated by the Company.

   If the Company fails to satisfy one or both of the 75% and 95% gross income tests for any taxable year, it may nevertheless qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions generally will be available if the Company's failure to meet such test was due to reasonable cause and not willful neglect and the Company attaches a schedule of its income sources to its tax return that does not fraudulently or intentionally exclude any income sources. As discussed above, even if these relief provisions apply, a tax would be imposed with respect to such excess income.

   Annual Distribution Requirements. Each year, the Company must have a deduction for dividends paid (determined under Section 561 of the Code) to its stockholders in an amount equal to (a) 95% of the sum of (i) its "REIT taxable income" as defined below (computed without a deduction for dividends paid and excluding any net capital gain), (ii) any net income from foreclosure property less the tax on such income, minus (b) any "excess noncash income," as defined below. "REIT taxable income" is the taxable income of a REIT subject to certain adjustments, including, without limitation, an exclusion for net income from foreclosure property, a deduction for the excise tax on the greater of the amount by which the REIT fails the 75% or the 95% income test, and an exclusion for an amount equal to any net income derived from prohibited transactions. "Excess noncash income" means the excess of certain amounts that the REIT is required to recognize as income in advance of receiving cash, such as original issue discount on purchase money debt, over 5% of the REIT taxable income before deduction for dividends paid and excluding any net capital gain. Such distributions must be made in the taxable year to which they relate, or in the following taxable year if declared before the REIT timely files its tax return for such year and is paid on or before the first regular dividend payment after such declaration.

   It is possible that the Company, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between (a) the actual receipt of income and the actual payment of deductible expenses and (b) the inclusion of such income and deduction of such expenses in arriving at taxable income of the Company. Furthermore, principal payments on Company indebtedness, which would have the effect of lowering the amount of distributable cash without an offsetting deduction to Company taxable income, may adversely affect the Company's ability to meet this distribution requirement. In the event that such timing differences or reduction to distributable cash occurs, in order to meet the 95% distribution requirement, the Company may find it necessary to arrange for short-term, or possible long-term, borrowings or to pay dividends in the form of taxable stock dividends.

   Under certain circumstances, the Company may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in the Company's deduction for dividends paid for the earlier year. Thus, the Company may be able to avoid being taxed on amounts distributed as deficiency dividends; however, the Company will be required to pay to the IRS interest based on the amount of any deduction taken for deficiency dividends.

FAILURE OF THE COMPANY TO QUALIFY AS A REIT

   If the Company fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, the Company would be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates, thereby reducing the amount of cash available for distribution to its stockholders. Distributions to stockholders in any year in which the Company fails to qualify would not be deductible by the Company nor would they be required to be made. In such an event, to the extent of current and accumulated earnings and profits, all distributions to stockholders would be taxable as ordinary income and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory relief provisions, the Company would also be disqualified from taxation as a REIT for the four taxable years following the year during which such qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief.

THE MERGER

   At the time of its organization the Company obtained an opinion from Kutak Rock that, among other things, the merger of FFCA I into the Company should be treated as a reorganization under Section 368(a) of the Code and that no gain or loss should be recognized by either party thereto. No ruling from the IRS was requested with respect to the federal income tax consequences of such merger. Thus, there can be no assurance that the IRS will agree with the conclusions set forth in such opinion. If the merger does not qualify as a reorganization under
Section 368(a) of the Code, then FFCA I would recognize gain or loss in an amount equal to the difference between the fair market value of the Common Stock issued in the merger and the adjusted tax basis of its assets. Although the Company would not directly recognize gain or loss as a result of the failure of the merger to qualify as a reorganization under Section 368(a) of the Code, the Company would be primarily liable as the successor to FFCA I for the resulting tax liability.

STATE AND LOCAL TAXES

   The Company may be subject to state or local taxes in other jurisdictions such as those in which the Company may be deemed to be engaged in activities or own property or other interests. Such tax treatment of the Company in states having taxing jurisdiction over it may differ from the federal income tax treatment described in this summary. Each stockholder should consult his or her tax advisor as to the status of the Company and the Securities under the respective state laws applicable to them.

                              PLAN OF DISTRIBUTION

   An issuance of Debt Securities under this Registration Statement is being contemplated by the Company. However, the terms of such offering, including interest rates, call provisions, maturities and sinking fund schedule have not yet been determined and remain subject to market conditions and other considerations of the Company. The terms of such offering will be set forth in the applicable Prospectus Supplement. The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

   Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices relating to the prevailing market prices at the time of sale or at negotiated prices. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and such compensation received from the Company will be described, in the applicable Prospectus Supplement.

   Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

   Certain of the underwriters, dealers and agents and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

   Unless otherwise specified in the related Prospectus Supplement, each series of Securities will be a new issue with no established trading market, other than the Common Stock. The Common Stock is currently quoted on the NYSE. Unless otherwise specified in the related Prospectus Supplement, any shares of Common Stock sold pursuant to a Prospectus Supplement will be listed on the NYSE, subject to official notice of issuance. The Company may elect to list any series of Debt Securities or Preferred Stock on the NYSE or other exchange, but is not obligated to do so. It is possible that one or more underwriters may make a market in a series of Securities, but will not be obligated to do so and may discontinue any market making at any time without notice. Therefore, there can be no assurance as to the liquidity of, or the trading market for, the Securities.

   In order to comply with the securities laws of certain states, if applicable, the Securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states
Securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

   Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the Securities offered hereby may not simultaneously engage in market making activities with respect to the Securities for a period of two business days prior to the commencement of such distribution.

                                  LEGAL MATTERS

   Certain legal matters relating to the Securities to be offered hereby, and certain REIT matters relating to the Company, will be passed upon for the Company by the law firm of Kutak Rock, 717 Seventeenth Street, Suite 2900, Denver, Colorado 80202.

                                     EXPERTS

   The financial statements and schedules for the fiscal year ended December 31, 1994 incorporated by reference in this Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

   NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR IN THE
PROSPECTUS  OR IN THE  AFFAIRS  OF THE  COMPANY  SINCE  THE  DATE  HEREOF.  THIS
PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                                   ----------
                               TABLE OF CONTENTS

                                                PAGE
                                              --------
                 PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary ...............   S-3
The Company .................................   S-11
Use of Proceeds .............................   S-12
Capitalization ..............................   S-12
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations .................................   S-13
Business and Properties .....................   S-16
Management and Directors of the
 Company ....................................   S-24
Security Ownership of Certain Beneficial
 Owners and Management ......................   S-26
Description of the Notes ....................   S-27
Underwriting ................................   S-32
Legal Matters ...............................   S-32

                      PROSPECTUS
Available Information .......................      2
Incorporation of Certain Documents by
 Reference ..................................      2
The Company .................................      3
Use of Proceeds .............................      3
Ratios of Earnings to Fixed Charges  ........      3
Description of Debt Securities ..............      4
Description of Common Stock .................     13
Description of Preferred Stock ..............     15
Restrictions on Transfers of Capital Stock ..     19
Certain Federal Income Tax Considerations ...     20
Plan of Distribution ........................     26
Legal Matters ...............................     27
Experts .....................................     27

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                                    FFCA LOGO
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                                FRANCHISE FINANCE
                                   CORPORATION
                                   OF AMERICA

                                  $100,000,000
                                    % SENIOR NOTES
                                    DUE 2000

                                  $100,000,000
                                    % SENIOR NOTES
                                    DUE 2005

                                   ----------
                              PROSPECTUS SUPPLEMENT
                                   ----------

                               MERRILL LYNCH & CO.

                                 NOVEMBER , 1995